William J. Evers Vice President, Corporate Counsel The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-3716 william.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

December 2, 2013

Sally Samuel, Esq.

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184887)
Registration Statement on Form N-4 (File No. 333-184888)
Registration Statement on Form N-4 (File No. 333-184890)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184889)
Registration Statement on Form N-4 (File No. 333-184891)
Registration Statement on Form N-4 (File No. 333-184892)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on November 12, 2013. The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Premier Series (File No. 333-184887) in Post-Effective Amendment No. 2 to the N-4 registration statement. Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendments (referenced above) filed on September 27, 2013.

Upon satisfaction of our revisions and/or further comment, we plan to file Post-Effective Amendment No. 3 under Rule 485(a) for each Registration Statement that will include exhibits, financial statements with a consent of our independent auditor and a letter requesting acceleration of the effective date.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Cover

Identify on the Cover that this is version 3.0 of the Annuity. Also, add disclosure that these are Annuities sold on and after February 10, 2014.

The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. Please either change the class code name or the name on the cover of the prospectus so that the two names are identical.

Response:

We added the caption on the prospectus cover indicating the annuities will be issued on and after February 10, 2014 and changed the Edgar class code to match the prospectus cover.

2.	Comment:

Cover

In the last sentence of the first paragraph, please explain why the Prospectus uses different terms than the Annuity. Throughout the Prospectus, highlight the differences between the contract and the prospectus.

Response:

We added the following disclosure to the cover: “To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. Although we use different labels, they have the same meaning in this Prospectus as in the Annuity. For more details, see ‘Optional Living Benefits’ later in this prospectus.”

We believe that the terms used in the contract are generally not as descriptive as those used in the prospectus and that the terms in the prospectus increase investor understanding of the product. We also believe that including a parenthetical cross-reference to the labels used in the Annuity, every time such a label occurs, would be distracting and potentially confusing to the investor.

3.	Comment:

Glossary of Terms (Page 2)

Please revise the definition of Separate Account so that it is clear. It appears to be circular. Also, provide definitions of the Secure Value Account, the Permitted Sub-accounts and other important terms.

Response:

We have revised the definition of “Separate Account” as follows:

Separate Account: Refers to the Pruco Life Flexible Premium Variable Annuity Account, which holds assets associated with annuities issued by Pruco Life Insurance Company. Assets in the Separate Account are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct.

In addition, we have added the below definitions to the Glossary of Terms.

Annual Income Amount: The annual amount of income for which you are eligible for life under the optional living benefits.

Excess Income: All or a portion of a Lifetime Withdrawal that exceeds the Annual Income Amount for that Annuity Year. Each withdrawal of Excess Income proportionally reduces the Annual Income Amount for future years.

Lifetime Withdrawals: Amounts withdrawn under the optional living benefits that provide the Annual Income Amount each year until the death of the Annuitant (or the death of two spouses, if a spousal benefit is elected), regardless of the performance of your Account Value subject to our rules regarding the timing and amount of withdrawals.

Permitted Sub-accounts: The sub-accounts, as determined by us, to which you can allocate amounts if you elected an optional living benefit.

Protected Withdrawal Value: The amount to which the Withdrawal Percentage is applied to determine your Annual Income Amount, which initially equals your Unadjusted Account Value,. The Protected Withdrawal Value is also used to determine your benefit fee. It is separate from your Account Value and not available as cash or a lump sum withdrawal.

Roll-Up Rate: The guaranteed compounded rate of return credited to your Protected Withdrawal Value until the earlier of your first Lifetime Withdrawal and the 10th benefit anniversary. The Roll-Up Rate is set when you elect the benefit and will not change.

Secure Value Account: The fixed account to which we allocate 10% of your initial Purchase Payment and 10% of any subsequent Purchase Payments if you have elected an optional living benefit. The Secure Value Account earns interest at a rate we declare annually and is supported by assets held in our general account.

Withdrawal Percentage: The percentage applied to your Protected Withdrawal Value to determine your Annual Income Amount. The applicable Withdrawal Percentage will depend on the age at which you take your first Lifetime Withdrawal. The applicable Withdrawal Percentages are set when you first elect the benefit and will not change.

4.	Comment:

Summary of Contract Fees and Charges: Underlying Mutual Fund Portfolio Annual Expenses

Reconcile Footnote 13. The footnote appears to apply to two portfolios listed in the table.

Response:

We have reviewed and confirmed that the footnote does, in fact, apply to both of the portfolios listed in the table.

5.	Comment:

Expense Examples (Page 9)

Please confirm the Example shows the maximum portfolio expenses of the Permitted Sub-accounts. Also, revise the first bullet in the second set of bullets to make clear that the Permitted Sub-accounts are those that can be selected with the optional benefits. Last, move the last bulleted statement up to be the new second bullet.

Response:

We have confirmed that the Example shows the maximum portfolio expenses of the Permitted Sub-accounts. In addition, we revised the first bullet in the second set of bullets to add the following bold text, “that may be elected with any of the optional living benefits” after “Permitted Sub-accounts.” Finally, we moved the last bulleted statement up so that it is now the second bullet.

6.	Comment:

Summary (Page 11)

(a)	Please define “benefit year” under the section “Optional Living Benefits.”

(b)	In the paragraph that discusses Excess Income, add disclosure regarding what happens if the account value goes to zero and the resulting termination of the benefit.

Response:

(a)	We changed that reference to benefit year to “Annuity Year,” and added the following definition to the first reference to “benefit year” on page 25:

the benefit year begins on the date you elect an optional living benefit and continues through and includes the day immediately preceding the first anniversary of the date you elected the optional living benefit. Subsequent benefit years begin on the anniversary of the date you elected an optional living benefit and continue through and include the day immediately preceding the next anniversary of the of the date you elected the benefit.

(b)	We added the bold text below:

Please be aware that if you withdraw more than that amount in a given Annuity Year (i.e., “Excess Income”), that withdrawal may permanently reduce the guaranteed amount you can withdraw in future years. Please also note that if your Account Value is reduced to zero as a result of a withdrawal of Excess Income, both the optional living benefit and the Annuity will terminate. For these reasons, you should think carefully before taking such Excess Income.

7.	Comment:

Investment Options (Page 14)

Confirm that the objective for the AST Advanced Strategies Portfolio is accurate.

Response:

We have confirmed that the objective for the AST Advanced Strategies Portfolio is accurate.

8.	Comment:

Market Value Adjustment Options (Page 18)

Confirm and make clear that the market value adjustment options are available with the optional benefits. Add disclosure that the values in the market value adjustment options are part of the company’s general account and subject to its claims paying ability.

Response:

We added the following to the “Limitations with Optional Living Benefits” section:

“Please note that the DCA Market Value Adjustment Options described later in this section are also available if you elect an optional living benefit.”

We also added the following bold text to the first paragraph of the “Market Value Adjustment Options” section:

When you allocate your Account Value to an MVA Option, you earn a fixed rate of interest as long as you remain investment for a set period of time called a Guaranteed Period. Amounts in MVA Options are supported by our general account and subject to our claims paying ability. Please see ‘Other Information’ later in this prospectus for additional information about our general account. There are two types of MVA Options available under each Annuity – the Long-Term MVA Options and the DCA MVA Options . . .

In “Other Information,” we added the following disclosure, which will vary slightly depending on the issuing company (i.e., for Pruco Life Insurance Company of New Jersey, the referenced to the Arizona Department of Insurance will be replaced with the New Jersey Department of Banking and Insurance):

The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The general account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

9.	Comment:

Fees, Charges and Deductions (Page 21)

In the Examples, the staff felt it was difficult to follow the calculation. Please revise the Examples so they are understandable. Also, confirm that the calculations are accurate.

Explain how the free withdrawal amount applies in these examples. Specifically, explain how the free withdrawal amount would be the same in Examples 1 and 2. State that the Examples are designed to describe the Contingent Deferred Sales Charge and do not take into account other fees and charges.

Response:

We added the following disclosure:

These examples are designed to show you how the CDSC is calculated. They do not take into account any other fees and charges or the performance of your investment options. The examples illustrate how the CDSC would apply to reduce your account value based on the timing and amount of your withdrawals. They also illustrate how a certain amount of your withdraw, the “Free Withdrawal Amount,” is not subject to the CDSC. The Free Withdrawal Amount is equal to 10% of all Purchase Payments currently subject to a CDSC in each year and is described in more detail in “Access to Account Value,” later in this prospectus.

EXAMPLES

Assume you purchase your B Series Annuity with a $75,000 initial Purchase Payment and you make no additional Purchase Payments for the life of your Annuity.

Example 1

Assume the following:

•	two years after the purchase, your Unadjusted Account Value is $85,000 (your Purchase Payment of $75,000 plus $10,000 of investment gain);
•	the free withdrawal amount is $7,500 ($75,000 x .10);
•	the applicable CDSC is 6%.

If you request a withdrawal of $50,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining amount of your withdrawal is subject to the 6% CDSC.

Gross Withdrawal or Net Withdrawal. You can request either a gross withdrawal or a net withdrawal. In a gross withdrawal, you request a specific withdrawal amount with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. In a net withdrawal, you request a withdrawal for an exact dollar amount with the understanding that any applicable deduction for CDSC or tax withholding is taken from your Unadjusted Account Value. This means that an amount greater than the amount of your requested withdrawal will be deducted from your Unadjusted Account Value. To make sure that you receive the full amount requested, we calculate the entire amount, including the amount generated due to the CDSC or tax withholding, that will need to be withdrawn. We then apply the CDSC or tax withholding to that entire amount. As a result, you will pay a greater CDSC or have more tax withheld if you elect a net withdrawal.

¡	If you request a gross withdrawal, the amount of the CDSC will reduce the amount of the withdrawal you receive. In this case, the CDSC would equal $2,550 (($50,000 – the free withdrawal amount of $7,500 = $42,500) x .06 = $2,550). You would receive $47,450 ($50,000 - $2,550). To determine your remaining Unadjusted Account Value after your withdrawal, we reduce your initial Unadjusted Account by the amount of your requested withdrawal. In his case, your Unadjusted Account Value would be $35,000 ($85,000 - $50,000).

¡	If you request a net withdrawal, we first determine the entire amount that will need to be withdrawn in order to provide the requested payment. We do this by first subtracting the free withdrawal amount and dividing the resulting amount by the result of 1 minus the surrender charge. Here are is the calculation: $42,500/(1 - 0.06) = $45,212.77. This is the total amount to which the CDSC will apply. Here, the amount of the CDSC is $2,712.77. Therefore, in order to for you to receive the full $50,000, we will need to deduct $52,712.77 from your Unadjusted Account Value, resulting in remaining Unadjusted Account Value of $32,287.23.

Example 2

Assume the following:

•	you took the withdrawal described above as a gross withdrawal;
•	two years after the withdrawal described above, the Unadjusted Account Value is $48,500 ($35,000 of remaining Unadjusted Account Value plus $13,500 of investment gain);
•	the free withdrawal amount is still $7,500 because no additional Purchase Payments have been made and the Purchase Payment is still subject to a CDSC; and
•	the applicable CDSC in Annuity Year 4 is now 5%.

If you now take a second gross withdrawal of $10,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining $2,500 is subject to the 5% CDSC or $125 and you will receive $9,875.

10.	Comment:

Living Benefits (Pages 41-42)

In the paragraph that immediately follows the table, please explain why the definitions for the Secure Value Account are different between the contract and the Prospectus. Throughout the Prospectus, make it clear what the corresponding terms and labels are.

Response:

The labels used in the Annuity are generally not as descriptive as those used in the prospectus. We believe that the terms in the prospectus increase investor understanding of the product prior to investing. We also believe that including a parenthetical cross-reference to the labels used in the Annuity, every time such a label occurs, would be distracting and potentially confusing to the investor.

For the benefit of the investor, we include the below disclosure that describes the differences.

To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. This is illustrated below. Although we use different labels, they have the same meaning in this Prospectus as in the Annuity. You should also note that the label “Investment Options” as used in the Annuity includes the Secure Value Account; however, as used in this prospectus “Investment Options” does not include the Secure Value Account.

Annuity	Prospectus
GA Fixed Account	Secure Value Account
Transfer Account	AST Investment Grade Bond Sub-account (“Bond sub-account”)
Annual Income Percentage	Withdrawal Percentage
Required Investment Options	Permitted Sub-accounts

11.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 42)

It would be helpful to make the distinction between the free withdrawal amount and the Annual Income Amount. Please describe any overlap of these two concepts.

Response:

In response to this comment, we direct the Staff’s attention to the following disclosure located on page 48.

Any Lifetime Withdrawal that does not cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. For example, if your Free Withdrawal Amount is $10,000 and your Annual Income Amount is $11,000, withdrawals of your entire Annual Income Amount in any Annuity Year would not trigger a CDSC. If you withdrew $12,000, however, $2,000 would be subject to a CDSC.

12.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 42)

Add disclosure as to why an investor would take a one-time Non-Lifetime Withdrawal. Make it clear that that this does not trigger lifetime payments under the benefit.

Response:

We added the following sentence: “You may wish to take a Non-Lifetime Withdrawal if you have an immediate need for access to your Account Value but do not wish to begin lifetime payments under the optional living benefit.”

13.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 42)

Add disclosure that Excess Income will proportionately reduce the benefit in future years.

Response:

We have revised the applicable paragraph so it now reads as follows (new text in bold):

Highest Daily Lifetime Income v3.0 guarantees the ability to withdraw the “Annual Income Amount” regardless of the investment performance of your Unadjusted Account Value. The Annual Income Amount is available until the death of the Annuitant, subject to our rules regarding the timing and amount of withdrawals. The Annual Income Amount is initially equal to the Protected Withdrawal Value multiplied by the Withdrawal Percentage as discussed below. ~~You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of Excess Income that result in your Unadjusted Account Value being reduced to zero.~~ Withdrawals of Excess Income that do not reduce your Unadjusted Account Value to zero will reduce the Annual Income Amount in future Annuity Years on a proportional basis. Withdrawals of Excess Income that reduce your Unadjusted Account Value to zero will terminate the Annuity and the optional living benefit.

14.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 43)

In the paragraph that describes the current Withdrawal Percentages and Roll-up Rate, please add disclosure that these can be found in the current prospectus supplement that must accompany the Prospectus.

Response:

We have changed the applicable sentence as follows: “The current Withdrawal Percentages and Roll-up Rate are set forth in the applicable Rate Sheet Prospectus Supplement that must accompany this prospectus.”

Also, we are including the Rate Sheet Prospectus Supplement in this correspondence filing and the Post-Effective Amendments on December 9, 2013.

15.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 43)

Add disclosure that tells the investor of the risks associated with, and the impact of, taking withdrawals prior to the 10th anniversary (i.e. the Roll-Up stops, etc.).

Response:

We added the following sentence: “If you begin taking withdrawals prior to your 10th benefit anniversary, the Roll-up Rate will no longer increase your Protected Withdrawal Value.”

16.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 43)

The bold paragraph on the bottom of Page 43 needs to be rewritten in Plain English. Also, it should be disclosed whether a request for a certain amount will result in an Excess withdrawal. Disclose what an investor would need to do in order to avoid an Excess withdrawal.

Response:

We have revised the paragraph as follows:

The amount of any applicable CDSC and/or tax withholding will be included in your withdrawal amount to determine whether your withdrawal is a withdrawal of Excess Income.

•	If you request a gross withdrawal, the amount of any CDSC and/or tax withholding will be deducted from the amount you actually receive. This means you will receive less than you requested. In this instance, in order to avoid a withdrawal of Excess Income, you cannot request an amount that would result in cumulative withdrawals in that Annuity Year exceeding your Annual Income Amount.
•	If you request a net withdrawal, the amount of any CDSC and/or tax withholding will be deducted from your Unadjusted Account Value. This means that an amount greater than the amount you requested will be deducted from your Unadjusted Account Value. In this instance, in order to avoid a withdrawal of Excess Income, the amount you request plus the amount of any applicable CDSC and/or tax withholding cannot cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount. If you request a net withdrawal, you are more likely to take a withdrawal of Excess Income than if you request a gross withdrawal.

17.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 45-46)

Reconcile the amounts in the “Example of proportional reductions” on Page 45 (specifically, the use of $118,000) with the table example in the same section that uses $119,000. The staff found the example difficult to follow.

Response:

In order to make the example of highest daily auto step-up easier to understand, we have revised it so that it is not a continuation of the previous example.

18.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 48)

In the section “Required Minimum Distributions” on Page 47, please confirm that this calculation is accurate. Please confirm the section and example is clear and correct.

Response:

We have revised the Required Minimum Distribution disclosure as provided below.

A “Calendar Year” runs from January 1 to December 31 of that year.

Withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as withdrawals of Excess Income if they are taken during one Calendar Year.

If Lifetime Withdrawals are taken over two Calendar Years, the amount that will not be treated as a withdrawal of Excess Income is:

•	the remaining Annual Income Amount for that Annuity Year; plus
•	the second Calendar Year’s RMD amount minus the Annual Income Amount (which cannot be less than zero).

Example

The following example is purely hypothetical and intended to illustrate the scenario described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

First Calendar Year	Annuity Year	Second Calendar Year
01/01/2014 to 12/31/2014	06/01/2014 to 05/31/2015	01/01/2015 to 12/31/2015

Assume the following:

•	RMD Amount for Both Calendar Years = $6,000;

•	Annual Income Amount = $5,000; and
•	A withdrawal of $2,000 was taken on 07/01/2014 (during the First Calendar Year) resulting in a remaining Annual Income Amount for the Annuity Year of $3,000.

The amount that can be taken between 01/03/2015 and 05/31/2015 without creating a withdrawal of Excess Income is $4,000. Here is the calculation:

•	The remaining Annual Income for that Annuity Year ($3,000); plus
•	The Second Calendar Year’s RMD Amount minus the Annual Income Amount ($6,000 - $5,000 = $1,000).

If the $4,000 is withdrawn during the Annuity Year, the remaining Annual Income Amount will be $0 and the remaining RMD amount for the Second Calendar Year ($2,000) may be taking in the next Annuity Year beginning on 06/01/2015.

Other Important Information

•	If, in any Annuity Year, your RMD amount is less than your Annual Income Amount, any withdrawals in excess of the Annual Income Amount will be treated as Excess Income.
•	If you do not comply with the rules described above, any withdrawal that exceeds the Annual Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Annual Income Amount in future Annuity Years. This may include a situation where you comply with the rules described above and then decide to take additional withdrawals after satisfying your RMD from the Annuity.

19.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 48)

In “Other Important Considerations,” the second bulleted statement appears to conflict with the disclosure on Pages 21 and 22. Please reconcile.

Response:

As indicated in the response to Comment # 11, we have revised this disclosure as follows:

Any Lifetime Withdrawal that does not cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. For example, if your Free Withdrawal Amount is $10,000 and your Annual Income Amount is $11,000, withdrawals of your entire Annual Income Amount in any Annuity Year would not trigger a CDSC. If you withdrew $12,000, however, $2,000 would be subject to a CDSC.

20.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 49)

In “Other Important Considerations” what does reallocation of account value mean in the bulleted statement? Need to be clear on what we are trying to say and whether changes to investment options would be subject to separate account substitution principles.

Response:

We have revised the bullet as follows (new text is bold):

Upon election of the benefit, we allocate 10% of your Unadjusted Account Value to the Secure Value Account. This means 90% of your Unadjusted Account Value will be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current owners of the benefit. Current owners of the benefit will be able to maintain amounts previously allocated to those sub-accounts, but may not be permitted to transfer amounts or allocate new Purchase Payments to those sub-accounts.

21.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 49)

In “Charge for Highest Daily Lifetime Income v3.0”, please clarify the last sentence of the second paragraph.

Response:

We have revised the last sentence of second paragraph of “Charge for the Highest Daily Lifetime Income v3.0 as follows (new text in bold):

While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value, partial withdrawals my reduce the Unadjusted Account Value to zero. If the Unadjusted Account Value is reduced to zero as a result of a partial withdrawal that is not a withdrawal of Excess Income and the Annual Income Amount is greater than zero, we will make payments under the benefit.

22.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 50)

Please define “benefit anniversary”.

Response:

We have revised the sentence to include the following definition of “benefit anniversary:” “(the calendar date on which you elected the optional living benefit, occurring each Annuity Year after the first benefit year).”

23.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 50)

In Item 6 of the numbered items, please explain how this is going to vary by state.

Response:

We have revised the parenthetical in item six as follows: “(if permitted by state law – please see Appendix C for Special Contract Provisions for Annuities Issued in Certain States).”

24.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 50)

In Item 7 of the numbered items, does the Company allow the investor to cure prior to terminating the benefit?

Response:

We will permit an investor to cure a designation that would terminate the benefit and have revised the note applicable to items 6 and 7 as follows (new text in bold), “Prior to terminating a benefit, we will provide you with an opportunity to reallocate amounts to the Permitted Sub-accounts or change your designations, as applicable.”

25.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 50)

Please disclose that the Company will give notice prior to the transfer to the AST Money Market Sub-account.

Response:

Upon further review, we have determined that under the current product design, there could never be a $0 balance remaining in the variable investment options. Therefore, we have deleted this sentence.

26.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 50)

In the last paragraph in this section, provide a cross-reference to the spousal restrictions located elsewhere in the Prospectus.

Response:

We have revised the sentence as follows (new text in bold): “The spouse may newly elect the benefit subject to the restrictions discussed in “Election of and Designations under the Benefit” and “Termination of Your Highest Daily Lifetime Income v3.0” earlier in this benefit description.

27.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 51)

In “Highest Daily Lifetime v3.0 Conditions,” under “Secure Value Account,” disclose how the investor will be notified of the new annual crediting rate each year.

Response:

We have revised the applicable sentence as follows (new text in bold): The Secure Value Account will earn interest at a crediting rate that will be declared annually and reflected in the confirmation you will receive each year.

28.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 52)

In “Maximum Daily Transfer Limit,” please disclose that the limit is in addition to the 90% Cap.

Response:

We have revised the first sentence of “Maximum Daily Transfer Limit” as follows (new text in bold): “On any given day, notwithstanding the above calculation and the 90% Cap discussed immediately above, no more than 30% of the sum of the value of the Permitted Sub-accounts and the Unadjusted Account Value of all elected DCA MVA Options (the “Maximum Daily Transfer Limit”) will be transferred to the Bond Sub-account.”

29.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 52)

In “Maximum Daily Transfer Limit,” please revise the penultimate sentence so that it is in Plain English.

Response:

We have revised the penultimate sentence of “Maximum Daily Transfer Limit” as follows: “The formula will not carry over amounts that exceeded the prior day’s Maximum Daily Transfer Limit, but a transfer to the Bond Sub-account may nevertheless occur based on the application of the formula on the current day.”

30.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 53)

In “Other Important Considerations,” under the fourth bullet, please disclose whether the investor can make new allocation instructions with the additional purchase payment and whether they can instruct the Company based on standing allocation instructions.

Response:

We have added the following disclosure to the fourth bullet:

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not choose to allocate Account Value, such as the AST Investment Grade Bond Sub-account.

31.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 Benefit (Page 53)

In “Other Important Considerations”, under the sixth bullet, please disclose and clarify that the 90% cap is always in effect. Clarify.

Response:

The 90% cap is always in effect. To clarify the disclosure, we have revised the first sentence as follows (new text in bold): “If you make additional Purchase Payments to your Annuity during a time when the 90% cap has suspended transfers to the Bond Sub-account, the formula will not transfer any of such additional Purchase Payments to the Bond Sub-account at least until there is first a transfer out of the Bond Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts.

32.	Comment:

Living Benefits – Spousal Highest Daily Lifetime Income v3.0 Benefit (Page 54)

To the extent they apply, please make all disclosure changes in connection with staff comments in this section. Also, clearly disclose what happens in the event of a divorce. Clearly state what spouse has rights under the contract and the rights of each party.

Response:

We have made all applicable disclosure changes in connection with Staff comments to “Spousal Highest Daily Lifetime Income v3.0 Benefit.”

With respect to the staff’s comment regarding divorce, please see the disclosure contained under “Election and Designations under the Benefit,” which states:

If the designated lives divorce, Spousal Highest Daily Lifetime Income v3.0 may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage. Our current administrative procedure is to treat the division of an Annuity as a withdrawal from the existing Annuity. The non-owner spouse may then decide whether he or she wishes to use the withdrawn funds to purchase a new Annuity, subject to the rule that are current at the time of purchase.

33.	Comment:

Living Benefits – Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit (Page 62)

To the extent they apply, please make all disclosure changes in connection with staff comments in this section.

Response:

We have made all applicable disclosure changes in connection with Staff comments to both “Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit” and “Spousal Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit.”

* * * *

Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (973) 802-3716 if you have any questions.

Sincerely,

Pruco Life Insurance Company

By:	/s/ William J. Evers
William J. Evers
Vice President, Corporate Counsel

William J. Evers Vice President, Corporate Counsel The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-3716 william.evers@prudential.com

December 2, 2013

Freedom of Information and Privacy Act Operations

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Freedom of Information Act (FOIA) Confidential Treatment Request

Dear Sir or Madam:

By this letter, we are requesting confidential treatment under FOIA with respect to the “Correspondence” filing we are filing through EDGAR to respond to the SEC staff’s comments on Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Pruco Life Flexible Premium Variable Annuity Account, File Nos. 333-184887/811-07325. Based on the Staff’s established practices that a “correspondence” filing is not released to the public until the filing becomes effective, we seek confidential treatment of the filing made as correspondence.

Basis for FOIA Request

•

Under 5 USCS 552(b)(4), we view the information that we seek to keep confidential as privileged and confidential commercial or financial information. The information we seek to keep confidential relates to certain product details of our variable annuities. The variable annuity industry is intensely competitive, and the release of these product details prior to the intended launch date could reduce our competitive advantage.

•	If the confidential information instead were filed publicly through EDGAR, it would be available immediately to anyone with access to the Internet, including our competitors.

•	In recognition of the sensitivity of this confidential information, we have pursued the correspondence-filing approach above, which the SEC Staff has agreed is acceptable.

We appreciate your attention to this request. Please feel free to contact me if you have any questions.

Sincerely,

/s/ William J. Evers

William J. Evers

Vice President, Corporate Counsel

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

PRUCO LIFE INSURANCE COMPANY

A Prudential Financial Company

751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER® RETIREMENT VARIABLE ANNUITY B SERIESSM (“B SERIES”)

PRUDENTIAL PREMIER® RETIREMENT VARIABLE ANNUITY L SERIESSM (“L SERIES”)

PRUDENTIAL PREMIER® RETIREMENT VARIABLE ANNUITY C SERIESSM (“C SERIES”)

(For Annuities issued on or after February 10, 2014)

Flexible Premium Deferred Annuities Offering Highest Daily Lifetime Income v3.0 Optional Living Benefits

PROSPECTUS: February 10, 2004

This prospectus describes three different flexible premium deferred annuity classes offered by Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, or “us”). For convenience in this prospectus, we sometimes refer to each of these annuity contracts as an “Annuity”, and to the annuity contracts collectively as the “Annuities.” We also sometimes refer to each class by its specific name (e.g., the “B Series”). Each Annuity may be offered as an individual annuity contract or as an interest in a group annuity. Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. There are differences among the Annuities that are discussed throughout the prospectus and summarized in Appendix B entitled “Selecting the Variable Annuity That’s Right for You”. Each Annuity or certain of its investment options and/or features may not be available in all states. Financial Professionals may be compensated for the sale of each Annuity. Selling broker-dealer firms through which each Annuity is sold may decline to recommend to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age for certain Annuities and/or optional living benefits). Selling broker-dealer firms may not make available or may not recommend all the Annuities and/or benefits described in this prospectus. Please speak to your Financial Professional for further details. The guarantees provided by the variable annuity contracts and the optional living benefits are the obligations of and subject to the claims paying ability of Pruco Life. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section. To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. Although we use different labels, they have the same meaning in this Prospectus as in the Annuity. For more details, see “Optional Living Benefits” later in this prospectus.

THE SUB-ACCOUNTS

The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund – see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust are being offered. Certain Sub-accounts are not available if you participate in an optional living benefit – see “Limitations With Optional Living Benefits” later in this prospectus for details.

PLEASE READ THIS PROSPECTUS

This prospectus sets forth information about the Annuities that you should know before investing. Please read this prospectus and keep it for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life policy or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the annuity contracts offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your Financial Professional can show you information regarding other Pruco Life annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the Pruco Life annuity contracts. You should work with your Financial Professional to decide whether this annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.

AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus – see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled “How to Contact Us” for our Service Office address.

These Annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT WWW.PRUDENTIALANNUITIES.COM

Prospectus dated: February 10, 2014	Statement of Additional Information dated: February 10, 2014

PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS

ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.                                                 593712

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

Account Value: The total value of all allocations to the Sub-accounts, the Secure Value Account and/or the MVA Options on any Valuation Day. The Account Value is determined separately for each Sub-account, the Secure Value Account and for each MVA Option, and then totaled to determine the Account Value for your entire Annuity. The Account Value of each MVA Option will be calculated using any applicable MVA.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annual Income Amount: The annual amount of income you are eligible for life under the optional living benefits.

Annuitant: The natural person upon whose life annuity payments made to the Owner are based.

Annuitization: Annuitization is the process by which you “annuitize” your Unadjusted Account Value. When you annuitize, we apply the Unadjusted Account Value to one of the available annuity options to begin making periodic payments to the Owner.

Annuity Date: The date on which we apply your Unadjusted Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the “Latest Annuity Date.”

Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

Beneficiary Annuity: You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the requirements discussed in this prospectus. You may transfer the proceeds of the decedent’s account into one of the Annuities described in this prospectus and continue receiving the distributions that are required by the tax laws. This transfer option is only available for purchase of an IRA, Roth IRA, or a non-qualified Beneficiary Annuity.

Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

Contingent Deferred Sales Charge (“CDSC”): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

Dollar Cost Averaging (“DCA”) MVA Option: An Investment Option that offers a fixed rate of interest for a specified period. The DCA MVA Option is used only with our 6 or 12 Month Dollar Cost Averaging Program, under which the Purchase Payments that you have allocated to that DCA MVA Option are transferred to the designated Sub-accounts over a 6 month or 12 month period. Withdrawals or transfers from the DCA MVA Option will be subject to a Market Value Adjustment if made other than pursuant to the 6 or 12 month DCA Program.

Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Excess Income: All or a portion of a Lifetime Withdrawal that exceeds the Annual Income Amount for that Annuity Year. Each withdrawal of Excess Income proportionally reduces the Annual Income Amount for future years.

Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary by state. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”

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CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Guarantee Period: The period of time during which we credit a fixed rate of interest to an MVA Option.

Investment Option: A Sub-account or MVA Option available as of any given time to which Account Value may be allocated.

Issue Date: The effective date of your Annuity.

Key Life: Under the Beneficiary Continuation Option, or the Beneficiary Annuity, the person whose life expectancy is used to determine the required distributions.

Lifetime Withdrawals: Amounts withdrawn under the optional living benefits that provide the Annual Income Amount each year until the death of the Annuitant (or the death of two spouses, if a spousal benefit is elected), regardless of the performance of your Account Value subject to our rules regarding the timing and amount of withdrawals.

Market Value Adjustment (“MVA”): A positive or negative adjustment used to determine the Account Value in an MVA Option.

Market Value Adjustment Options (“MVA Options”): Investment Options to which a fixed rate of interest is credited for a specified Guarantee Period and to which an MVA may apply. The MVA Options consist of (a) the DCA MVA Option used with our 6 or 12 Month DCA Program and (b) the “Long-Term MVA Options”, under which Guarantee Periods of different yearly lengths are offered.

Maturity Date: With respect to an MVA Option, the last day in a Guarantee Period.

Owner: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. In certain states, with an Annuity issued as a certificate under a group annuity contract, the “Owner” refers to the person or entity that has the rights and benefits designated to the “participant” in the certificate. Thus, an Owner who is a participant has rights that are comparable to those of the Owner of an individual annuity contract.

Permitted Sub-accounts: The sub-accounts, as determined by us, to which you can allocate amounts if you elected an optional living benefit.

Protected Withdrawal Value: The amount to which the Withdrawal Percentage is applied to determine your Annual Income Amount, which initially equals your Unadjusted Account Value. The Protected Withdrawal Value is also used to determine your benefit fee. It is separate from your Account Value and not available as cash or a lump sum withdrawal.

Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

Roll-Up Rate: The guaranteed compounded rate of return credited to your Protected Withdrawal Value until the earlier of your first Lifetime Withdrawal and the 10th benefit anniversary. The Roll-up Rate is set when you elect the benefit and will not change.

Secure Value Account: The fixed account to which we allocate 10% of your initial Purchase Payment and 10% of any subsequent Purchase Payments if you have elected an optional living benefit. The Secure Value Account is earns interest at a rate we declare annually and is supported by assets held in our general account.

Separate Account: Refers to the Pruco Life Flexible Premium Variable Annuity Account, which holds assets associated with annuities issued by Pruco Life Insurance Company. Assets in the Separate Account are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct.

Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled “How to Contact Us” for the Service Office address.

Sub-Account: A division of the Separate Account.

Surrender Value: The Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional living benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Unadjusted Account Value: The Unadjusted Account Value is equal to the Account Value prior to the application of any MVA.

Unit: A share of participation in a Sub-account used to calculate your Unadjusted Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

we, us, our: Pruco Life Insurance Company.

Withdrawal Percentage: The percentage applied to your Protected Withdrawal Value to determine your Annual Income Amount. The applicable Withdrawal Percentage will depend on the age at which you take your first Lifetime Withdrawal. The applicable Withdrawal Percentages are set when you first elect the benefit and will not change.

you, your: The Owner(s) shown in the Annuity.

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EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for each Annuity as described in “Summary of Contract Fees and Charges.”

■	Insurance Charge
■	Contingent Deferred Sales Charge (when and if applicable)
■	Annual Maintenance Fee
■	Optional living benefit fees, as described below

The examples also assume the following for the period shown:

■

Your Account Value is allocated to the Secure Value Account and the Permitted Sub-account that may be elected with any of the optional living benefits with the maximum gross total operating expenses and those expenses remain the same each year*

■

You elect the Spousal Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit, which is the maximum optional living benefit charge and the applicable Roll-Up Rate is 8%. There is no other combination of optional living benefits that would result in higher maximum charges than those shown in the examples.

■	For each charge, we deduct the maximum charge rather than the current charge
■	You make no withdrawals of Account Value
■	You make no transfers, or other transactions for which we charge a fee
■	No tax charge applies

Amounts shown in the examples are rounded to the nearest dollar.

*	Note: Not all Portfolios offered as Sub-accounts may be available depending on optional living benefit selection, the applicable jurisdiction and selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL LIVING BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows:

If you surrender your annuity at the end of the applicable time period:

	1 yr	3 yrs	5 yrs	10 yrs
B SERIES	$1,278	$2,380	$3,550	$6,571
L SERIES	$1,321	$2,504	$3,247	$6,911
C SERIES	$626	$1,918	$3,269	$6,947

If you do not surrender your Annuity, or if you annuitize your Annuity:

	1 yr	3 yrs	5 yrs	10 yrs
B SERIES	$578	$1,780	$3,050	$6,571
L SERIES	$621	$1,904	$3,247	$6,911
C SERIES	$626	$1,918	$3,269	$6,947

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CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Access To Your Money: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each year without being subject to a Contingent Deferred Sales Charge.

You may elect to receive income through annuity payments over your lifetime, also called “Annuitization”. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.

Please see “Access to Account Value” and “Annuity Options” for more information.

Optional Living Benefits

We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of “Protected Withdrawal Value”, even if your Account Value falls to zero (unless it does so due to a withdrawal of Excess Income). The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. The Account Value has no guarantees, may fluctuate, and can lose value. Withdrawals in excess of the Annual Income Amount, called “Excess Income,” will impact the value of the benefit including a permanent reduction in future guaranteed amounts. In marketing and other materials, we may refer to Excess Income as “Excess Withdrawals”.

We currently offer the following optional living benefits:

■	Highest Daily Lifetime Income v3.0
■	Spousal Highest Daily Lifetime Income v3.0
■	Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit
■	Spousal Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit

As a condition of electing an optional living benefit, we limit the Investment Options to which you may allocate your Account Value and require a mandatory allocation to the Secure Value Account. Also, these benefits utilize a predetermined mathematical formula to help us manage your guarantee through all market cycles. Under the predetermined mathematical formula, your Account Value may be transferred between certain “permitted Sub-accounts” on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional living benefits section as well as the Appendices to this prospectus for more information on the formulas.

In the “Optional Living Benefits” section, we describe guaranteed minimum withdrawal benefits that allow you to withdraw a specified amount each year for life (or joint lives, for the spousal version of the benefit). Please be aware that if you withdraw more than that amount in a given Annuity Year (i.e., “Excess Income”), that withdrawal may permanently reduce the guaranteed amount you can withdraw in future years. Please also note that if your Account Value is reduced to zero as a result of a withdrawal of Excess Income, both the optional living benefit and the Annuity will terminate. Thus, you should think carefully before taking such Excess Income.

Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. Each of our Annuities offers a minimum death benefit.

Please see “Death Benefits” for more information.

Fees and Charges: Each Annuity, and the optional living benefits and optional death benefits, are subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

What does it mean that my Annuity is “tax deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase one of our Annuities as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or Portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled “Restrictions on Transfers Between Investment Options.”

Other Information: Please see the section entitled “Other Information” for more information about our Annuities, including legal information about Pruco Life, the Separate Account, and underlying funds.

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ADVANCED SERIES TRUST (“AST”) Portfolio Name	STYLE/TYPE	OBJECTIVE	PORTFOLIO ADVISOR/ SUBADVISOR(S)
AST T. Rowe Price Equity Income Portfolio	Large-Cap Value	Seeks substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.	■ T. Rowe Price Associates, Inc
AST T. Rowe Price Large-Cap Growth Portfolio	Large-Cap Growth

Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

■ T. Rowe Price Associates, Inc
AST T. Rowe Price Natural Resources Portfolio	Specialty

Seeks long-term capital growth primarily through investing in the common stocks of companies that own or develop natural resources (such as energy products, precious metals and forest products) and other basic commodities.

■ T. Rowe Price Associates, Inc
AST Templeton Global Bond Portfolio	Fixed Income	Seeks to provide current income with capital appreciation and growth of income.	■ Franklin Advisers, Inc.
AST Wellington Management Hedged Equity Portfolio	Asset Allocation

Seeks to outperform a mix of 50% Russell 3000® Index, 20% MSCI EAFE Index, and 30% Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure to benefit from up markets through investments in Wellington Management’s equity investment strategies.

■ Wellington Management Company, LLP
AST Western Asset Core Plus Bond Portfolio	Fixed Income	Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain the average duration specified for the Portfolio.	■ Western Asset Management Company/ Western Asset Management Company Limited
AST Western Asset Emerging Markets Debt Portfolio	Fixed Income	Seeks to maximize total return.	■ Western Asset Management Company/ Western Asset Management Company Limited

LIMITATIONS WITH OPTIONAL LIVING BENEFITS

As a condition to your participating in any Highest Daily Lifetime Income v3.0 benefit, we limit the Investment Options to which you may allocate your Account Value, as set forth in the Permitted Sub-accounts table below. Please note that the DCA Market Value Adjustment Options described later in this section are also available if you elect an optional living benefit.

Permitted Sub-accounts

AST Academic Strategies Asset Allocation	AST Goldman Sachs Multi-Asset
AST Advanced Strategies	AST J.P. Morgan Global Thematic
AST Balanced Asset Allocation	AST J.P. Morgan Strategic Opportunities
AST BlackRock Global Strategies	AST New Discovery Asset Allocation
AST BlackRock iShares ETF	AST Preservation Asset Allocation
AST Capital Growth Asset Allocation	AST Prudential Growth Allocation
AST Defensive Asset Allocation	AST RCM World Trends
AST FI Pyramis® Asset Allocation	AST Schroders Global Tactical
AST First Trust Balanced Target	AST Schroders Multi-Asset World Strategies
AST Franklin Templeton Founding Funds Plus	AST T. Rowe Price Asset Allocation
AST Wellington Management Hedged Equity

MARKET VALUE ADJUSTMENT OPTIONS

When you allocate your Account Value to an MVA Option, you earn a fixed rate of interest as long as you remain invested for a set period of time called a Guarantee Period. Amounts in MVA Options are supported by our general account and subject to our claims paying ability. Please see “Other Information” later in this prospectus for additional information about our general account. There are two types of MVA Options available under each Annuity – the Long-Term MVA Options and the DCA MVA Options. We discuss each MVA Option below. In brief, under the Long-Term MVA Options, you earn interest over a multi-year time period that you have selected. Currently, the Guarantee Periods we offer are 3 years, 5 years, 7 years, and 10 years. We reserve the right to eliminate any or all of these Guarantee Periods or offer Guarantee Periods of

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FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under each Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuities exceed our total costs in connection with the Annuities, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value. A “Unit” refers to a share of participation in a Sub-account used to calculate your Unadjusted Account Value prior to the Annuity Date.

Contingent Deferred Sales Charge (“CDSC”): A CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal (except that there is no CDSC on the C Series Annuity). The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is taken on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the B Series and the L Series are shown under “Summary of Contract Fees and Charges.”

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see “Free Withdrawal Amounts” later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that any remaining amount of a partial withdrawal is taken from Purchase Payments on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (including gains and any amounts in the Secure Value Account), as described in the examples below.

EXAMPLES

These examples are designed to show you how the CDSC is calculated. They do not take into account any other fees and charges or the performance of your investment options. The examples illustrate how the CDSC would apply to reduce your account value based on the timing and amount of your withdrawals. They also illustrate how a certain amount of your withdrawal, the “Free Withdrawal Amount,” is not subject to the CDSC. The Free Withdrawal Amount is equal to 10% of all Purchase Payments currently subject to a CDSC in each year and is described in more detail in “Access to Account Value,” later in this prospectus.

EXAMPLES

Assume you purchase your B Series Annuity with a $75,000 initial Purchase Payment and you make no additional Purchase Payments for the life of your Annuity.

Example 1

Assume the following:

■	two years after the purchase, your Unadjusted Account Value is $85,000 (your Purchase Payment of $75,000 plus $10,000 of investment gain);
■	the free withdrawal amount is $7,500 ($75,000 x .10);
■	the applicable CDSC is 6%.

If you request a withdrawal of $50,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining amount of your withdrawal is subject to the 6% CDSC.

Gross Withdrawal or Net Withdrawal. You can request either a gross withdrawal or a net withdrawal. In a gross withdrawal, you request a specific withdrawal amount with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. In a net withdrawal, you request a withdrawal for an exact dollar amount with the understanding that any applicable deduction for CDSC or tax withholding is taken from your Unadjusted Account Value. This means that an amount greater than the amount of your requested withdrawal will be deducted from your Unadjusted Account Value. To make sure that you receive the full amount requested, we calculate the entire amount, including the amount generated due to the CDSC or tax withholding, that will need to be withdrawn. We then apply the CDSC or tax withholding to that entire amount. As a result, you will pay a greater CDSC or have more tax withheld if you elect a net withdrawal.

■

If you request a gross withdrawal, the amount of the CDSC will reduce the amount of the withdrawal you receive. In this case, the CDSC would equal $2,550 (($50,000 – the free withdrawal amount of $7,500 = $42,500) x .06 = $2,550). You would receive $47,450 ($50,000 – $2,550). To determine your remaining Unadjusted Account Value after your withdrawal, we reduce your initial Unadjusted Account by the amount of your requested withdrawal. In this case, your Unadjusted Account Value would be $35,000 ($85,000 – $50,000).

■

If you request a net withdrawal, we first determine the entire amount that will need to be withdrawn in order to provide the requested payment. We do this by first subtracting the free withdrawal amount and dividing the resulting amount by the result of 1 minus the surrender charge. Here is the calculation: $42,500/(1 – 0.06) = $45,212.77. This is the total amount to which the CDSC will apply. Here, the amount of the CDSC is $2,712.77. Therefore, in order to for you to receive the full $50,000, we will need to deduct $52,712.77 from your Unadjusted Account Value, resulting in remaining Unadjusted Account Value of $32,287.23.

Example 2

Assume the following:

■	you took the withdrawal described above as a gross withdrawal;
■	two years after the withdrawal described above, the Unadjusted Account Value is $48,500 ($35,000 of remaining Unadjusted Account Value plus $13,500 of investment gain);
■	the free withdrawal amount is still $7,500 because no additional Purchase Payments have been made and the Purchase Payment is still subject to a CDSC; and
■	the applicable CDSC in Annuity Year 4 is now 5%.

If you now take a second gross withdrawal of $10,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining $2,500 is subject to the 5% CDSC or $125 and you will receive $9,875.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Additional Purchase Payments: If allowed by applicable state law, currently you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. You may make additional Purchase Payments, unless the Annuity is held as a Beneficiary Annuity, at any time before the earlier of the Annuity Date and (i) for Annuities that are not entity-owned, the oldest Owner's 86th birthday or (ii) for entity-owned Annuities, the Annuitant’s 86th birthday. However, Purchase Payments are not permitted after the Account Value is reduced to zero.

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not choose to allocate Account Value, such as the AST Investment Grade Bond Sub-account.

For Annuities that have one of the Highest Daily Lifetime Income v3.0 optional living benefits, we currently limit additional Purchase Payments made after the benefit has been in effect for one year (the “benefit anniversary”) to $50,000 each benefit year. The benefit year begins on the date you elect an optional living benefit and continues through and includes the day immediately preceding the first anniversary of the date you elected the optional living benefit. Subsequent benefit years begin on the anniversary of the date you elected an optional living benefit and continue through and include the day immediately preceding the next anniversary of the date you elected the benefit. We may further limit, suspend or reject any additional Purchase Payment at any time, but would do so only on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

■

if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);

■	if we are not then offering this benefit for new issues; or
■	if we are offering a modified version of this benefit for new issues.

If we further exercise our right to suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund the Highest Daily Lifetime Income v3.0 optional living benefit that you elected to the level you originally intended. This means that you may no longer be able to increase the values associated with your Highest Daily Lifetime Income v3.0 optional living benefit through additional Purchase Payments. This would also impact your ability to make annual contributions to certain qualified Annuities.

When you purchase this Annuity and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject or limit additional Purchase Payments at some point in the future. Please see the “Optional Living Benefits” section of this prospectus for further information on additional Purchase Payments.

Depending on the tax status of your Annuity (e.g., if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

If you have elected to participate in the 6 or 12 Month DCA Program, your initial Purchase Payment will be applied to your chosen program. Each time you make an additional Purchase Payment, you will need to elect a new 6 or 12 Month DCA Program for that additional Purchase Payment. If you do not provide such instructions, we will allocate that additional Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not choose to allocate Account Value. Additionally, if your initial Purchase Payment is funded from multiple sources (e.g., a transfer of assets/1035 exchange) then the total amount that you have designated to fund your Annuity will be treated as the initial Purchase Payment for purposes of your participation in the 6 or 12 Month DCA Program.

Additional Purchase payments may also be limited if the total Purchase Payments under this Annuity and other annuities equals or exceeds $1 million, as described in more detail in “Initial Purchase Payment,” above.

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY

Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

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Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if both Owners instruct us in a written form that we find acceptable to allow one Owner to act independently on behalf of both Owners we will permit one Owner to do so. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).

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Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of “Considerations for Contingent Annuitants” in the Tax Considerations section of the prospectus. For Beneficiary Annuities, instead of an Annuitant there is a “Key Life” which is used to determine the annual required distributions.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

OPTIONAL LIVING BENEFITS

Overview

Pruco Life offers different optional living benefits, for an additional charge, that can provide retirement income protection for Owners while they are alive. Optional living benefits are not available if your Annuity is held as a Beneficiary Annuity. Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional living benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. We reserve the right to cease offering any of these optional living benefits for new elections at any time.

The Highest Daily Lifetime Income v3.0 benefits are “Guaranteed Lifetime Withdrawal Benefits.” These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence even if you are taking withdrawals under an optional living benefit.

We currently offer the Highest Daily Lifetime Income v3.0 benefits listed below (collectively “Highest Daily v3.0 Benefits”).

Benefit	Description*
Highest Daily Lifetime Income v3.0	Provides a guaranteed lifetime income stream through withdrawals during the life of the Annuitant.
Spousal Highest Daily Lifetime Income v3.0	Provides a guaranteed lifetime income stream through withdrawals during the lives of the Annuitant and his or her spouse.
Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit	Provides a guaranteed lifetime income stream through withdrawals during the life of the Annuitant and a death benefit that locks in gains in your Account Value.
Spousal Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit	Provides a guaranteed lifetime income stream through withdrawals during the lives of the Annuitant and his or her spouse, as well as a death benefit that locks in gains in your Account Value.

Please see the benefit descriptions that follow for a complete explanation of the terms, conditions and limitations of each optional living benefit.

To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. This is illustrated below. Although we use different labels, they have the same meaning in this Prospectus as in the Annuity. You should also note that the label “Investment Options” as used in the Annuity includes the Secure Value Account; however, as used in this prospectus “Investment Options” does not include the Secure Value Account.

Annuity	Prospectus
GA Fixed Account	Secure Value Account
Transfer Account	AST Investment Grade Bond Sub-account (“Bond sub-account”)
Annual Income Percentage	Withdrawal Percentage
Required Investment Options	Permitted Sub-accounts

Electing An Optional Living Benefit

You may elect any of the optional living benefits listed above at the time you purchase the Annuity, or at a later date, subject to availability of the benefit at that time and our then current rules. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. There is no guarantee that any benefit will be available for election at a later date. Also, if you elect an optional living benefit in the future, the Withdrawal Percentages and Roll-Up Rate applicable to your optional living benefit will be those in effect at the time you elect the optional living benefit, which may be different than the Withdrawal Percentages and Roll-Up Rate available at the time your Annuity is issued.

If you elect Highest Daily Lifetime Income v3.0 Benefit and later terminate it, you may be able to re-elect it, subject to our current rules and availability. See “Termination of Existing Benefits and Election of New Benefits” for information pertaining to elections, termination and re-election of optional living benefits.

If you wish to elect an optional living benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity’s Sub-accounts, the Secure Value Account and the DCA MVA Options (i.e., in direct proportion to the proportion that each bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime Income v3.0 so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same sex marriages were not recognized for purposes of federal law. On that date, the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same sex marriages are now recognized under federal law and the favorable income-deferral options afforded by the federal tax law to an opposite-sex spouse under Sections 72(s) and 401(a)(9) are now available to a same sex spouse, there are several unanswered questions regarding the scope and impact of this U.S. Supreme Court decision.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same sex marriages for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Currently, if the state where a civil union or a registered domestic partnership does not recognize the arrangement as a marriage, it is not a marriage for federal tax purposes. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner. Please see “Tax Considerations” for more information.

Conditions of Electing An Optional Living Benefit

When you elect an optional living benefit, certain conditions apply to your Annuity regarding the Sub-accounts to which you can allocate Account Value, a mandatory allocation to the Secure Value Account and the application of a predetermined mathematical formula that may make transfers of your Account Value. These conditions are discussed briefly below.

Allocation of Account Value

As a condition of electing an optional living benefit, we limit the Investment Options to which you may allocate your Account Value (the “Permitted Sub-accounts”). If you elect an optional living benefit after your Annuity is issued, we will require you to reallocate Account Value that is currently allocated to Sub-accounts other than the Permitted Sub-accounts to the Permitted Sub-accounts. Please see “Investment Options” earlier in this prospectus for a listing of the Permitted Sub-accounts. We reserve the right to terminate your optional living benefit if you allocate amounts to a Sub-account that is not permitted. Prior to terminating an optional living benefit, we will send you written notice and provide you with an opportunity to reallocate to the Permitted Sub-accounts.

We may change the Permitted Sub-accounts available with an optional living benefit. For more information, see “Other Important Considerations” in the benefit descriptions that follow.

The Secure Value Account

When you elect an optional living benefit at the time you purchase your Annuity, we allocate 10% of your initial Purchase Payment to the Secure Value Account. This means that 90% of your Purchase Payment will be allocated to the Permitted Sub-accounts. If you elect an optional living benefit after your Annuity has been issued, we will then allocate the same mandatory 10% of your Unadjusted Account Value to the Secure Value Account and 90% of your Unadjusted Account Value will remain allocated to the Permitted Sub-accounts. In addition, 10% of all additional Purchase Payments made while an optional living benefit is in effect will be allocated to the Secure Value Account. You cannot make transfers into or out of the Secure Value Account. The percentage of your overall Account Value in the Secure Value Account may change over time due to the performance of the Permitted Sub-accounts and interest credited to the Secure Value Account. If this happens, we will not rebalance your Account Value in order to maintain the 10% allocation to the Secure Value Account.

We credit a fixed rate of interest daily on the Account Value allocated to the Secure Value Account while the benefit is in effect (the “crediting rate”). We determine this rate based on several factors, including the investment return of the assets underlying our general account. The crediting rate will initially be based on the current crediting rate we offer when you elect the optional living benefit. On each benefit anniversary, your crediting rate will equal the then current renewal rate. The crediting rate will apply to all amounts allocated to the Secure Value Account, including 10% of any additional Purchase Payments you make, until the following benefit anniversary. The minimum crediting rate is shown in your Annuity as the “Minimum GA Fixed Account Rate” and will not be less than 0.50% for the first 10 benefit years, and 1.00% thereafter.

The Predetermined Mathematical Formula

Each optional living benefit also requires your participation in a predetermined mathematical formula that may transfer your Account Value between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account.

Impact of Optional Living Benefit Conditions

The optional living benefit investment requirements and the formula are designed to reduce the difference between your Account Value and our liability under the optional living benefit. Minimizing such difference generally benefits us by decreasing the risk that we will use our own assets to make benefit payments to you. The investment requirements and the formula do not guarantee any reduction in risk or volatility or any increase in Account Value. In fact, the Permitted Sub-account investment requirements could mean that you miss appreciation opportunities in other Investment Options. The formula could mean that you miss opportunities for investment gains in your selected Sub-accounts while Account Value is allocated to the AST Investment Grade Bond Sub-account, and there is no guarantee that the AST Investment Grade Bond Sub-account will not lose value. These requirements, however, could also protect your Account Value from losses that may occur in other Investment Options.

The Secure Value Account reduces potential volatility of your Account Value and provides a fixed, guaranteed rate of return that is supported by our general account. This helps us manage the risks associated with offering optional living benefits. The required allocation to the Secure Value Account could mean that you miss opportunities for investment gains that would be possible if you were entirely invested in the Permitted Sub-accounts. The required allocation to the Secure Value Account, however, could also protect your Account Value from losses that may have otherwise occurred if your entire Account Value was allocated to the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account.

We are not providing you with investment advice through the use of these conditions. In addition, these conditions do not constitute an investment strategy that we are recommending to you.

Additional Purchase Payments

While Highest Daily Lifetime Income v3.0 is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time. We currently limit additional Purchase Payments received after the first anniversary of the benefit effective date to $50,000 in each benefit year.

Circumstances where we may further limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

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if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);

■	if we are not then offering this benefit for new issues; or
■	if we are offering a modified version of this benefit for new issues.

If we further exercise our right to restrict, suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund your Highest Daily Lifetime Income v3.0 benefit in to the level you originally intended. This means that your ability to increase the values associated with your Highest Daily Lifetime Income v3.0 benefit through additional Purchase Payments may be limited or suspended. When you purchase this Annuity and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject or limit additional Purchase Payments at some point in the future.

We will exercise such reservation of right for all annuity purchasers in a non-discriminatory manner.

Lifetime Withdrawals Under an Optional Living Benefit

The optional living benefits guarantee the ability to withdraw an annual amount each contract year (the “Annual Income Amount”), regardless of the performance of your Account Value. The Annual Income Amount is available until the death of the Annuitant (or the death of two spouses, if a spousal benefit is elected), subject to our rules regarding the timing and amount of withdrawals. The Annual Income Amount is initially equal to a percentage (the “Withdrawal Percentage”) of a specific value (the “Protected Withdrawal Value”) as discussed below.

Under any of the optional living benefits, withdrawals in excess of the Annual Income Amount, called “Excess Income,” will impact the value of the benefit including a permanent reduction in future guaranteed amounts, as discussed in the benefit descriptions that follow.

Termination of Existing Optional Living Benefit and Election of a New Optional Living Benefit

If you elect an optional living benefit, you may not terminate the benefit prior to the first benefit anniversary. This means once you elect the benefit, you will be subject to the benefit charge and the conditions discussed earlier in this section for at least the first benefit year, unless you surrender the Annuity. After you terminate the benefit, you may elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. Currently, you must wait 90 days from the date you terminate your previous benefit (the “waiting period”) before you can make a new benefit election. Please note that once you terminate an existing Highest Daily v3.0 Benefit, you lose the guarantees that you had accumulated under that benefit and will begin the new guarantees under the newly elected Highest Daily v3.0 Benefit based on your Unadjusted Account Value as of the date the new benefit becomes effective. Also, the Withdrawal Percentages and Roll-Up Rate applicable to the newly elected Highest Daily v3.0 Benefit may be different than those applicable to your terminated benefit. If you later decide to re-elect an optional living benefit, your Account Value must be allocated to the then Permitted Sub-accounts. The mandatory allocation to the Secure Value Account will also apply. We reserve the right to waive, change and/or further limit availability, waiting periods and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may not provide the same guarantees and/or may be more expensive than the benefit you are terminating. In purchasing the Annuity and electing benefits, you should consider that there is no guarantee that any benefit will be available for election at a later date. You and your Financial Professional should carefully consider whether terminating your existing Highest Daily v3.0 Benefit and electing a new Highest Daily v3.0 Benefit is appropriate for you.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Please refer to the benefit descriptions that follow for a complete explanation of the terms, conditions and limitations of each optional living benefit. You should consult with your Financial Professional to determine if any of these optional living benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

HIGHEST DAILY LIFETIME INCOME v3.0 BENEFIT

Highest Daily Lifetime Income v3.0 guarantees the ability to withdraw the “Annual Income Amount” regardless of the investment performance of your Unadjusted Account Value. The Annual Income Amount is available until the death of the Annuitant, subject to our rules regarding the timing and amount of withdrawals. The Annual Income Amount is initially equal to the Protected Withdrawal Value multiplied by the Withdrawal Percentage as discussed below. Withdrawals of Excess Income that do not reduce your Unadjusted Account Value to zero will reduce the Annual Income Amount in future Annuity Years on a proportional basis. Withdrawals of Excess Income that reduce your Unadjusted Account Value to zero will terminate the Annuity and the optional living benefit. We also permit you to designate the first withdrawal from your Annuity as a one-time “Non-Lifetime Withdrawal.” You may wish to take a Non-Lifetime Withdrawal if you have an immediate need for access to your Account Value but do not wish to begin lifetime payments under the optional living benefit. All other partial withdrawals from your Annuity are considered “Lifetime Withdrawals” under the benefit. Withdrawals are taken first from your Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Unadjusted Account Value is reduced to zero (for any reason other than due to withdrawals of Excess Income).

The income benefit under Highest Daily Lifetime Income v3.0 currently is based on a single “designated life” who is at least 50 years old on the benefit effective date. Highest Daily Lifetime Income v3.0 is not available if you elect any other optional living benefit.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if any particular withdrawal is a withdrawal of Excess Income (as described below) and brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Highest Daily Lifetime Income v3.0.

Please note that if you elect Highest Daily Lifetime Income v3.0, your Account Value is not guaranteed, can fluctuate and may lose value.

You may also participate in the 6 or 12 Month DCA Program if you elect Highest Daily Lifetime Income v3.0, subject to the 6 or 12 Month DCA Program's rules. See the section of this prospectus entitled “6 or 12 Month Dollar Cost Averaging Program” for details. No Long-Term MVA Option is permitted if you elect any optional living benefit.

Election of and Designations under the Benefit

For Highest Daily Lifetime Income v3.0, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 50 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Income v3.0. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Income v3.0, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that satisfies our ownership guidelines.

Key Features and Examples

Descriptions and examples of the key features of the optional living benefit are set forth below. The examples are provided only to illustrate the calculation of various components of the optional living benefit. These examples do not reflect any of the fees and charges under the Annuity.

Protected Withdrawal Value

The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraphs.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Before you take your first Lifetime Withdrawal, your Protected Withdrawal Value is calculated using your “Periodic Value.” Your Periodic Value is initially equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value, as detailed below.

During the first 10 benefit years and before you take your first Lifetime Withdrawal, the Periodic Value is the greater of:

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the Periodic Value for the immediately preceding business day (the “Prior Valuation Day”) appreciated at the daily equivalent of the Roll-Up Rate during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day, plus the amount of any Purchase Payments made on the Current Valuation Day, reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day (as described in “Non-Lifetime Withdrawal Feature” below); and

■	the Unadjusted Account Value on the Current Valuation Day.

Example of Calculating Your Periodic Value Before Your First Lifetime Withdrawal, On or Before the 10th Anniversary of the Benefit Effective Date

Assume: (1) you elected Highest Daily Lifetime Income v3.0 effective February 10; (2) the applicable Roll-Up Rate is 5%; (3) on February 13, you make an additional Purchase Payment of $50,000, and (4) your Unadjusted Account Value is as shown below.

Note: all numbers are rounded to the nearest dollar for the purpose of this example

Date	Unadjusted Account Value
February 10	$150,000
February 11	$149,500
February 12	$150,500
February 13*	$200,150

*	Includes the value of the additional Purchase Payment

Periodic Value on February 10	$150,000

Periodic Value on February 11 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,000 * (1.05)(1/365) =	$150,020
(2) Unadjusted Account Value =	$149,500

Periodic Value on February 11	$150,020

Periodic Value on February 12 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,020 * (1.05)(1/365) =	$150,040
(2) Unadjusted Account Value =	$150,500

Periodic Value on February 12	$150,500

Periodic Value on February 13 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,500 * (1.05)(1/365) = $150,520 plus the Purchase Payment of $50,000 =	$200,520
(2) Unadjusted Account Value =	$200,150

Periodic Value on February 13	$200,520

After the first 10 benefit years but before you take your first Lifetime Withdrawal, the Roll-Up Rate will no longer increase your Periodic Value, and your Protected Withdrawal Value will be the greater of:

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the Periodic Value for the Prior Valuation Day, plus the amount of any additional Purchase Payments made on the Current Valuation Day, reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day; and

■	the Unadjusted Account Value on the Current Valuation Day.

Because the daily appreciation of the Roll-Up Rate ends after the 10th anniversary of the benefit effective date, you should carefully consider when it is most appropriate for you to begin taking withdrawals under the benefit.

Example of Calculating Your Periodic Value Before Your First Lifetime Withdrawal, After the 10th Anniversary of the Benefit Effective Date

Assume: (1) the 10th anniversary of the date you elected Highest Daily Lifetime Income v3.0 was February 10; (2) on March 10, your Periodic Value is $300,000; (3) on March 13, you make an additional Purchase Payment of $25,000; and (4) your Unadjusted Account Value is as shown below.

Note: all numbers are rounded to the nearest dollar for the purpose of this example

Date	Unadjusted Account Value
March 11	$299,500
March 12	$300,750
March 13*	$325,400

*	- Includes the value of the additional Purchase Payment

Periodic Value on March 10	$300,000

PeriodicValue on February 11 is the greater of: (1) Periodic Value for the immediately preceding business day =	$300,000
(2) Unadjusted Account Value =	$299,500

Periodic Value on March 11	$300,000

Periodic Value on March 12 is the greater of:
(1) Periodic Value for the immediately preceding business day =	$300,000
(2) Unadjusted Account Value =	$300,750

PeriodicValue on March 12	$300,750

Periodic Value on March 13 is the greater of:
(1) Periodic Value for the immediately preceding business day ($300,750) plus the Purchase Payment of $25,000 =	$325,750
(2) Unadjusted Account Value =	$325,400

Periodic Value on March 13	$325,750

After you take your first Lifetime Withdrawal, your Protected Withdrawal Value will be the greater of:

■	the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments and reduced for subsequent Lifetime Withdrawals; and
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the highest daily Unadjusted Account Value upon any step-up, increased for additional Purchase Payments and reduced for subsequent Lifetime Withdrawals (see “Highest Daily Auto Step-Up” later in this section).

Withdrawal Percentages and Roll-Up Rate

Withdrawal Percentages are used to calculate your Annual Income Amount at the time of your first Lifetime Withdrawal. Withdrawal Percentages are also applied to any additional Purchase Payments you make and used to determine whether any Highest Daily Auto Step-Up will occur (see “Highest Daily Auto Step-Up” later in this section).

The Roll-Up Rate is the guaranteed compounded rate of return credited to your Protected Withdrawal Value until the earlier of your first Lifetime Withdrawal and the 10th benefit anniversary. If you begin taking withdrawals prior to your 10th benefit anniversary, the Roll-up Rate will no longer increase your Protected Withdrawal Value.

We declare the current Withdrawal Percentages and Roll-Up Rate that will apply to your Annuity. The current Withdrawal Percentages and Roll-up Rate are set forth in the applicable Rate Sheet Prospectus Supplement that must accompany this prospectus. Once the Withdrawal Percentages and Roll-Up Rate for your Annuity are established, they will not change while the benefit is in effect. If you terminate and later re-elect the optional living benefit, the Withdrawal Percentages and Roll-Up Rate in effect at the time you re-elect the optional living benefit will apply to your new benefit.

In order to receive the Withdrawal Percentages and Roll-Up Rate applicable for any specific time period, your application must be signed within that time period. We must also receive your application in Good Order within 15 calendar days of the date you sign it, and your Annuity must be funded within 45 calendar days of the date you sign your application. If these conditions are not met, your application will be considered Not in Good Order. If you decide to proceed with the purchase of the Annuity, further paperwork will be required to issue the Annuity with the Withdrawal Percentages and Roll-Up Rate in effect at that time.

Annual Income Amount

The Annual Income Amount is the annual amount of income for which you are eligible for life under Highest Daily Lifetime Income v3.0. The Annual Income Amount is equal to the applicable Withdrawal Percentage multiplied by the Protected Withdrawal Value at the time of the first Lifetime Withdrawal. The applicable Withdrawal Percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal. The Annual Income Amount does not reduce in subsequent Annuity Years, unless you take a withdrawal of Excess Income as described below. Any additional Purchase Payment that you make subsequent to the election of Highest Daily Lifetime Income v3.0 and subsequent to the first Lifetime Withdrawal will immediately increase the then-existing Annual Income Amount by an amount equal to the additional Purchase Payment multiplied by the applicable Withdrawal Percentage based on the age of the Annuitant at the time of the first Lifetime Withdrawal.

The amount of any applicable CDSC and/or tax withholding will be included in your withdrawal amount to determine whether your withdrawal is a withdrawal of Excess Income.

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If you request a gross withdrawal, the amount of any CDSC and/or tax withholding will be deducted from the amount you actually receive. This means you will receive less than you requested. In this instance, in order to avoid a withdrawal of Excess Income, you cannot request an amount that would result in cumulative withdrawals in that Annuity Year exceeding your Annual Income Amount.

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If you request a net withdrawal, the amount of any CDSC and/or tax withholding will be deducted from your Unadjusted Account Value. This means that an amount greater than the amount you requested will be deducted from your Unadjusted Account Value. In this instance, in order to avoid a withdrawal of Excess Income, the amount you request plus the amount of any applicable CDSC and/or tax withholding cannot cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount. If you request a net withdrawal, you are more likely to take a withdrawal of Excess Income than if you request a gross withdrawal.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Income v3.0 or any other fees and charges under the Annuity. Assume the following for all three examples:

■	The Issue Date is November 1,
■	Highest Daily Lifetime Income v3.0 is elected on August 1 of the following calendar year
■	The applicable Withdrawal Percentage is 5%.
■	The first withdrawal is a Lifetime Withdrawal

Unless otherwise indicated, all dates referenced in these examples occur in the same year the benefit is elected and it is assumed that they fall on consecutive business days.

Example of dollar-for-dollar reductions

On October 28, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

Example of proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

Account Value before Lifetime withdrawal	$118,000.00
Less amount of “non” Excess Income	$3,500.00
Account Value immediately before Excess Income of $1,500	$114,500.00
Excess Income amount	$1,500.00
Ratio	1.31%
Annual Income Amount	$6,000.00
Reduced by 1.31%	$78.60
Annual Income Amount for future Annuity Years	$5,921.40

Example of highest daily auto step-up

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the applicable Withdrawal Percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

For this example assume the Annual Income Amount for this Annuity Year is $12,000. Also assume that a Lifetime withdrawal of $6,000 was previously taken during the Annuity Year and a withdrawal of Excess Income on June 29 reduces the amount to $11,435.28 for future years. For the next Annuity Year, the Annual Income Amount will be stepped up if 5% of the highest daily Unadjusted Account Value, adjusted for withdrawals and Purchase Payments is greater than $11,435.28. Here are the calculations for determining the daily values. Only the June 28 value is being adjusted for Excess Income because the June 30, July 1, and July 2 Valuation Days occur after the Excess Income on June 29.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Date*	Unadjusted Account Value	Highest Daily Value (adjusted for withdrawal and purchase payments)**	Adjusted Annual Income Amount (5% of the Highest Daily Value)
June 28	$238,000.00	$238,000.00	$11,900.00
June 29	$226,000.00	$228,705.60	$11,435.28
June 30	$226,000.00	$228,705.60	$11,435.28
July 1	$238,000.00	$238,000.00	$11,900.00
July 2	$236,946.00	$238,000.00	$11,900.00

*	In this example, the Annuity Anniversary date is July 2. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of July 2 is considered the first Valuation Date in the Annuity Year.
**	In this example, the first daily value after the first Lifetime Withdrawal is $238,000 on June 28, resulting in an adjusted Annual Income Amount of $11,900.00. This amount is adjusted on June 29 to reflect the $10,000 withdrawal. The calculations for the adjustments are:
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The Unadjusted Account Value of $238,000 on June 28 is first reduced dollar-for-dollar by $6,000 ($6,000 is the remaining Annual Income Amount for the Annuity Year), resulting in Unadjusted Account Value of $232,000 before the Excess Income.

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This amount ($232,000) is further reduced by 1.42% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $228,705.60.

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The adjusted June 29 Highest Daily Value, $228,7005.60, is carried forward to the next Valuation Date of June 30. At this time, we compare this amount to the Unadjusted Account Value on June 30, $226,000. Since the June 29 adjusted Highest Daily Value of $228,705.60 is greater than the June 30 Unadjusted Account Value, we will continue to carry $228,705.60 forward to the next Valuation Day of July 1. The Unadjusted Account Value on July 1, $238,000.00, becomes the final Highest Daily Value since it exceeds the $228,705.60 carried forward.

■	The July 1 adjusted Highest Daily Value of $238,000.00 is also greater than the July 2 Unadjusted Account Value, so we will continue to carry $238,000.00 forward to the first Valuation Day of July 2.

In this example, the final Highest Daily Value of $238,000.00 is converted to an Annual Income Amount based on the applicable Withdrawal Percentage of 5%, generating an Annual Income Amount of $11,900.00. Since this amount is greater than the current year's Annual Income Amount of $11,435.28 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on July 2 and continuing through July 1 of the following calendar year, will be stepped-up to $11,900.00.

Non-Lifetime Withdrawal Feature

You may take a one-time non-lifetime withdrawal (“Non-Lifetime Withdrawal”) under Highest Daily Lifetime Income v3.0. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. You cannot take a Non-Lifetime Withdrawal in an amount that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value (see “Surrenders – Surrender Value”). This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described earlier in this section will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Highest Daily Lifetime Income v3.0. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Highest Daily Lifetime Income v3.0. If you do not designate the withdrawal as a Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken. If you do not take a Non-Lifetime Withdrawal before beginning Lifetime Withdrawals, you lose the ability to take it.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value by the percentage the total withdrawal amount (including any applicable CDSC and MVA) represents of the then current Account Value immediately prior to the withdrawal. As such, you should carefully consider when it is most appropriate for you to begin taking withdrawals under the benefit.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. The first withdrawal under the program will be considered a Lifetime Withdrawal.

Example – Non-Lifetime Withdrawal (proportional reduction)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

■	The Issue Date is December 3
■	Highest Daily Lifetime Income v3.0 is elected on September 4 of the following calendar year
■	The Unadjusted Account Value at benefit election was $105,000
■	No previous withdrawals have been taken under Highest Daily Lifetime Income v3.0

On October 3 of the year the benefit is elected, the Protected Withdrawal Value is $125,000 and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on that same October 3 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Highest Daily Lifetime Income v3.0 will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Here is the calculation:

Withdrawal amount	$15,000
Divided by Account Value before withdrawal	$120,000
Equals ratio	12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value	$109,375

Required Minimum Distributions

Required Minimum Distributions (“RMD”) for this Annuity must be taken by April 1st in the year following the date you turn age 70 1/2 and by December 31st for subsequent calendar years. If the annual RMD amount is greater than the Annual Income Amount, a withdrawal of the RMD amount will not be treated as a withdrawal of Excess Income, as long as the below rules are applied.

A “Calendar Year” runs from January 1 to December 31 of that year.

Withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as withdrawals of Excess Income if they are taken during one Calendar Year.

If Lifetime Withdrawals are taken over two Calendar Years, the amount that will not be treated as a withdrawal of Excess Income is:

■	the remaining Annual Income Amount for that Annuity Year; plus
■	the second Calendar Year’s RMD amount minus the Annual Income Amount (which cannot be less than zero).

Example

The following example is purely hypothetical and intended to illustrate the scenario described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

First Calendar Year	Annuity Year	Second Calendar Year
01/01/2014 to 12/31/2014	06/01/2014 to 05/31/2015	01/01/2015 to 12/31/2015

Assume the following:

■	RMD Amount for Both Calendar Years = $6,000;.
■	Annual Income Amount = $5,000; and
■	A withdrawal of $2,000 was taken on 07/01/2014 (during the First Calendar Year) resulting in a remaining Annual Income Amount for the Annuity Year of $3,000.

The amount that can be taken between 01/03/2015 and 05/31/2015 without creating a withdrawal of Excess Income is $4,000. Here is the calculation:

■	The remaining Annual Income for that Annuity Year ($3,000); plus
■	The Second Calendar Year’s RMD Amount minus the Annual Income Amount ($6,000 - $5,000 = $1,000).

If the $4,000 is withdrawn during the Annuity Year, the remaining Annual Income Amount will be $0 and the remaining RMD amount for the Second Calendar Year ($2,000) may be taken in the next Annuity Year beginning on 06/01/2015.

Other Important Information

■	If, in any Annuity Year, your RMD amount is less than your Annual Income Amount, any withdrawals in excess of the Annual Income Amount will be treated as Excess Income.
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If you do not comply with the rules described above, any withdrawal that exceeds the Annual Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Annual Income Amount in future Annuity Years. This may include a situation where you comply with the rules described above and then decide to take additional withdrawals after satisfying your RMD from the Annuity.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Benefits Under Highest Daily Lifetime Income v3.0

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To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime Income v3.0, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Unadjusted Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative partial withdrawals in the Annuity Year that reduced your Unadjusted Account Value to zero are more than the Annual Income Amount, Highest Daily Lifetime Income v3.0 terminates, we will make no further payments of the Annual Income Amount and no additional Purchase Payments are permitted. However, if a partial withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the designated life.

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Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. Also, any Death Benefit will terminate if withdrawals reduce your Unadjusted Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Unadjusted Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual Income Amount or less than or equal to, your Annual Income Amount.

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If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1)	apply your Unadjusted Account Value, less any applicable tax charges, to any annuity option available; or
(2)	request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our Service Office. If applying your Unadjusted Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

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In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1)	the present value of the future Annual Income Amount payments (if no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin). Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2)	the Unadjusted Account Value.

Other Important Considerations

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Withdrawals under Highest Daily Lifetime Income v3.0 are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Highest Daily Lifetime Income v3.0 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account), the Secure Value Account and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.

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Any Lifetime Withdrawal that does not cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. For example, if your Free Withdrawal Amount is $10,000 and your Annual Income Amount is $11,000, withdrawals of your entire Annual Income Amount in any Annuity Year would not trigger a CDSC. If you withdrew $12,000, however, $2,000 would be subject to a CDSC.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

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You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional living benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Unadjusted Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

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You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account or the Secure Value Account. A summary description of the AST Investment Grade Bond Sub-account appears within the section entitled “Investment Options.” You can find a copy of the AST Investment Grade Bond Sub-account prospectus by going to www.prudentialannuities.com.

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Transfers to and from the Permitted Sub-accounts, the DCA MVA Options, the AST Investment Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity. Also, transfers we make to or from the Secure Value Account due to the election or termination of an optional living benefit will not count toward the maximum number of free transfers.

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Upon election of the benefit, we allocate 10% of your Unadjusted Account Value to the Secure Value Account. This means 90% of your Unadjusted Account Value will be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current owners of the benefit. Current Owners of the benefit will be able to maintain amounts previously allocated to those sub-accounts, but may not be permitted to transfer amounts or allocate new Purchase Payments to those sub-accounts.

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If you elect this benefit, you may be required to reallocate to different Sub-accounts if you are currently invested in non-permitted Sub-accounts. On the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not begin until the close of business on the following Valuation Day.

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Any Death Benefit will terminate if withdrawals taken under Highest Daily Lifetime Income v3.0 reduce your Unadjusted Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Unadjusted Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual Income Amount or less than or equal to, your Annual Income Amount. (See “Death Benefits” for more information.)

Charge for Highest Daily Lifetime Income v3.0

The current charge for Highest Daily Lifetime Income v3.0 is 1.00% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime Income v3.0 is 2.00% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. As discussed in “Highest Daily Auto Step-Up” above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.25% of the greater of the prior Valuation Day’s Unadjusted Account Value and the prior Valuation Day’s Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account but we do not deduct the fee from the Secure Value Account or the DCA MVA Options. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the “Account Value Floor”), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for Highest Daily Lifetime Income v3.0 would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, partial withdrawals may reduce the Unadjusted Account Value to zero. If the Unadjusted Account Value is reduced to zero as a result of a partial withdrawal that is not a withdrawal of Excess Income and the Annual Income Amount is greater than zero, we will make payments under the benefit.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

Termination of Your Highest Daily Lifetime Income v3.0 Benefit

You may not terminate Highest Daily Lifetime Income v3.0 prior to the first benefit anniversary (the calendar date on which you elected the optional living benefit, occurring each Annuity Year after the first benefit year). If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply. For example, there is currently a waiting period of 90 days before you can re-elect a new benefit (except in the case of spousal assumption of a contract).

The benefit automatically terminates upon the first to occur of the following:

(i)	your termination of the benefit;
(ii)	your surrender of the Annuity;
(iii)	your election to begin receiving annuity payments (although if you have elected to receive the Annual Income Amount in the form of annuity payments, we will continue to pay the Annual Income Amount);
(iv)	our receipt of Due Proof of Death of the Owner or Annuitant (for entity-owned annuities);
(v)	both the Unadjusted Account Value and Annual Income Amount equal zero due to a withdrawal of Excess Income;
(vi)	you allocate or transfer any portion of your Account Value to any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value (if permitted by state law – please see Appendix C for Special Contract Provisions for Annuities Issued in Certain States);* or
(vii)

you cease to meet our requirements as described in “Election of and Designations under the Benefit” above or if we process a change that is not consistent with our allowed owner, annuitant or beneficiary designations.*

*	Prior to terminating a benefit, we will send you written notice and provide you with an opportunity to reallocate amounts to the Permitted Sub-accounts or change your designations, as applicable.

“Due Proof of Death” is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claim forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Upon termination of Highest Daily Lifetime Income v3.0, other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account and the Secure Value Account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If you are participating in an asset allocation program, amounts will be transferred in accordance with your instructions for that program.

If a surviving spouse elects to continue the Annuity, Highest Daily Lifetime Income v3.0 terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed in “Election of and Designations under the Benefit” and “Termination of Your Highest Daily Lifetime Income v3.0” earlier in this benefit description. For surviving spouses, however, we are currently waiving the 90 day waiting period. We reserve the right to resume applying this requirement at any time.

Highest Daily Lifetime Income v3.0 Conditions

Our goal is to seek a careful balance between providing value-added products, such as the Highest Daily Lifetime Income v3.0 suite of benefits, while managing the risk to Pruco Life associated with offering these products. Three of the features that help

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us accomplish that balance are the Permitted Sub-accounts investment requirement, the mandatory allocation to the Secure Value Account and the predetermined mathematical formula that transfers Unadjusted Account Value between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account (referred to in this section as the “Bond Sub-account”). The Permitted Sub-accounts and predetermined mathematical formula are designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under the Highest Daily Lifetime Income v3.0 benefits. The Secure Value Account helps us manage the risks associated with offering optional living benefits by reducing potential volatility of your Account Value, while also providing a fixed, guaranteed rate of return. These features are not investment advice.

Permitted Sub-accounts

When you elect the benefit, we limit the Investment Options to which you may allocate your Account Value, as set forth in “Investment Options” earlier in the prospectus.

The Secure Value Account

When you elect Highest Daily Lifetime Income v3.0, we will transfer 10% of your Unadjusted Account Value to the Secure Value Account. You cannot transfer into or out of the Secure Value Account. The Secure Value Account will earn interest at a crediting rate that will be declared annually and reflected on the confirmation you will receive each year.

Overview of The Predetermined Mathematical Formula

The formula is described below and set forth in Appendix E.

The predetermined mathematical formula (“formula”) monitors each individual contract each Valuation Day that the benefit is in effect on your Annuity, in order to help us manage guarantees through all market cycles. It helps manage the risk to us associated with these benefits, which is generally represented by the gap between your Unadjusted Account Value and the Protected Withdrawal Value. As the gap between these two values increases, the formula will determine if and how much money should be transferred into the Bond Sub-account. This movement is intended to reduce the equity risk we will bear in funding our obligation associated with these benefits. As the gap decreases (due to favorable performance of the Unadjusted Account Value), the formula then determines if and how much money should transfer back into the Permitted Sub-accounts. The use of the formula, combined with restrictions on the Sub-accounts you are allowed to invest in, and the mandatory allocation to the Secure Value Account lessens the risk that your Unadjusted Account Value will be reduced to zero while you are still alive, thus reducing the likelihood that we will make any lifetime income payments under this benefit. The formula may also limit the potential for your Account Value to grow.

The formula is not forward looking and contains no predictive or projective component with respect to the markets, the Unadjusted Account Value or the Protected Withdrawal Value. We are not providing you with investment advice through the use of the formula. The formula does not constitute an investment strategy that we are recommending to you. The formula may limit the potential for your Account Value to grow.

Transfer Activity Under the Formula

Prior to the first Lifetime Withdrawal, the primary driver of transfers to the Bond Sub-account is the difference between your Unadjusted Account Value and your Protected Withdrawal Value. If none of your Unadjusted Account Value is allocated to the Bond Sub-account, then over time the formula permits an increasing difference between the Unadjusted Account Value and the Protected Withdrawal Value before a transfer to the Bond Sub-account occurs. Therefore, over time, assuming none of the Unadjusted Account Value is allocated to the Bond Sub-account, the formula will allow for a greater decrease in the Unadjusted Account Value before a transfer to the Bond Sub-account is made.

It is important to understand that transfers within your Annuity are specific to the performance of your chosen investment options, the performance of the Bond Sub-account while Account Value is allocated to it, as well as how long the benefit has been owned. For example, two contracts purchased on the same day, but invested differently, will likely have different results, as would two contracts purchased on different days with the same investment options.

Each market cycle is unique, therefore the performance of your Sub-accounts, and its impact on your Unadjusted Account Value, will differ from market cycle to market cycle, therefore producing different transfer activity under the formula. The amount and timing of transfers to and from the Bond Sub-account depend on various factors unique to your Annuity and are not necessarily directly correlated with the securities markets, bond markets, interest rates or any other market or index. Some of the factors that determine the amount and timing of transfers (as applicable to your Annuity), include:

■	The difference between your Unadjusted Account Value and your Protected Withdrawal Value;
■	The amount of time the benefit has been in effect on your Annuity;
■	The amount allocated to and the performance of the Permitted Sub-accounts, the Bond Sub-account and the Secure Value Account
■	Any additional Purchase Payments you make to your Annuity (while the benefit is in effect); and
■	Any withdrawals you take from your Annuity (while the benefit is in effect).

Under the formula, investment performance of your Unadjusted Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Unadjusted Account Value in the Permitted Sub-accounts to the Bond Sub-account.

At any given time, some, most or none of your Unadjusted Account Value will be allocated to the Bond Sub-account, as dictated by the formula.

The amount allocated to the Bond Sub-account and the amount allocated to the Permitted Sub-accounts are two of the variables in the formula. Therefore, the investment performance of each affects whether a transfer occurs for your Annuity. As the amounts allocated to either the Bond Sub-account or the Permitted Sub-accounts increase, the performance of those sub-accounts will have a greater impact on your Unadjusted Account Value and hence a greater impact on if (and how much of) your Unadjusted Account Value is transferred to or from the Bond Sub-account. It is possible that if a significant portion of your Unadjusted Account Value is allocated to the Bond Sub-account and that Sub-account has positive performance, the formula might transfer a portion of your Unadjusted Account Value to the Permitted Sub-accounts, even if the performance of your Permitted Sub-accounts is negative.

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Conversely, if a significant portion of your Unadjusted Account Value is allocated to the Bond Sub-account and that Sub-account has negative performance, the formula may transfer additional amounts from your Permitted Sub-accounts to the Bond Sub-account even if the performance of your Permitted Sub-accounts is positive.

How the Formula Operates

Generally, the formula, which is applied each Valuation Day, takes four steps in determining any applicable transfers within your Annuity.

(1)	First, the formula starts by identifying the value of future income payments we expect to pay. We refer to that value as the “Target Value” or “L”.
(2)

Second, we subtract the sum of any amounts invested in the Bond Sub-account (“B”) plus amounts in the Secure Value Account (“F”) from the Target Value and divide that number by the amount invested in the Permitted Sub-Accounts (“VV + VF”), where “VV” is the current Account Value of the elected Sub-accounts of the Annuity, and “VF” is the current Unadjusted Account Value of the DCA MVA Options of the Annuity. We refer to this resulting value as the “Target Ratio” or “R”.

(3)	Third, we compare the Target Ratio to designated thresholds and other rules described in greater detail below to determine if a transfer needs to occur.
(4)	If a transfer needs to occur, we use another calculation to determine the amount of the transfer.

The Formula is:

R	=	(L – (B+F))/(VV + VF)

More specifically, the formula operates as follows:

(1)	We calculate the Target Value (L) by multiplying the income basis for that day by 5% and by the applicable Annuity Factor found in Appendix E. If you have already made a Lifetime Withdrawal, your Target Value would take into account any automatic step-up, any subsequent Purchase Payments and any withdrawals of Excess Income.

Example (assume the income basis is $200,000, and the contract is 11 1/2 months old, resulting in an annuity factor of 14.95)

Target Value (L)	=	$200,000 x 5% x 14.95 = $149,500

(2)

Next, to calculate the Target Ratio (R), the Target Value is reduced by any amounts held within the Bond Sub-account (B) and the Secure Value Account (F) on that day. The remaining amount is divided by the amount held within the Permitted Sub-accounts (VV + VF).

Example (assume the amount in the Bond Sub-account is zero, the amount in the Secure Value Account is $15,000 and the amount held within the Permitted Sub-accounts is $161,000

Target Ratio (R)	=	($149,500 – $15,000)/$161,000 = 83.5%

(3)	If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on the third Valuation Day, make a transfer from your Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap discussed below). If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap). Once a transfer is made, the Target Ratio must again be greater than 83% but less than or equal to 84.5% for three consecutive Valuation Days before a subsequent transfer to the Bond Sub-account will occur. If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the Bond Sub-account to the Permitted Sub-accounts (excluding the DCA MVA Options) will occur.

Example: Assuming the Target Ratio is above 83% for a 3rd consecutive Valuation Day, but less than or equal to 84.5% for three consecutive Valuation Days, a transfer into the Bond Portfolio occurred.

(4)	In deciding how much to transfer, we perform a calculation that essentially seeks to reallocate amounts held in the Permitted Sub-accounts, the Bond Sub-account and the Secure Value Account so that the Target Ratio meets a target, which currently is equal to 80% (subject to the 90% Cap and the Maximum Daily Transfer Limit discussed below). The further the Target Ratio is from 80% when a transfer is occurring under the formula, the greater the transfer amount will be, subject to the Maximum Daily Transfer Limit.

The 90% Cap

The formula will not execute a transfer to the Bond Sub-account if the sum of your percentage of Unadjusted Account Value in the Bond Sub-account and your percentage of Unadjusted Account Value in the Secure Value Account would equal more than 90% on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the Bond Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the combination of the Bond Sub-account and the Secure Value Account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the Bond Sub-account will be transferred. For example, assume 83% of your Unadjusted Account Value is allocated to the Bond Sub-account and 6% of your Unadjusted Account Value is allocated to the Secure Value Account. If the formula would require a transfer of 5% of your Unadjusted Account Value to the Bond Sub-account, only 1% of your Unadjusted Account Value would actually be transferred to the Bond Sub-account. Additionally, future transfers into the Bond Sub-account will not be made (regardless of the performance of the Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Bond Sub-account. Once this transfer occurs out of the Bond Sub-account, future amounts may be transferred to or from the Bond Sub-account (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. At no time will the formula make a transfer to the Bond Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the combination of the Bond Sub-account and the Secure Value Account. However, it is possible that, due to the investment performance of your allocations in the Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, as well as interest credited to amounts in the Secure Value Account, your Unadjusted Account Value could be more than 90% invested in the Bond Sub-account and the Secure Value Account.

Maximum Daily Transfer Limit

On any given day, notwithstanding the above calculation and the 90% Cap discussed immediately above, no more than a predetermined percentage of the sum of the value of Permitted Sub-accounts and the Unadjusted Account Value of all elected DCA MVA Options (the “Maximum Daily Transfer Limit”) will be transferred to the Bond Sub-account. The applicable Maximum Daily Transfer Limit is stated in your Annuity and is currently 30%. If the formula would result in an amount higher than the Maximum Daily Transfer Limit being transferred into the Bond Sub-account, only amounts up to the Maximum Daily Transfer Limit will be transferred. On the following Valuation Day, the formula will calculate the Target Ratio for that day and determine any applicable transfers within your Annuity as described above. The formula will not carry over amounts that exceeded the prior day’s Maximum Daily Transfer Limit, but a transfer to the Bond Sub-account may nevertheless occur based on the application of the formula on the current day. There is no limitation on the amounts of your Unadjusted Account Value that may be transferred out of the Bond Sub-account on any given day.

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Monthly Transfers

Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the Bond Sub-account, the formula will perform an additional calculation to determine whether or not a transfer will be made from the Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after this transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

The amount of the transfer will be equal to the lesser of:

a)	The total value of all your Unadjusted Account Value in the Bond Sub-account, or
b)	An amount equal to 5% of your total Unadjusted Account Value.

Other Important Information

■

The Bond sub-account is not a Permitted Sub-account. As such, only the formula can transfer Unadjusted Account Value to or from the Bond Sub-account. You may not allocate Purchase Payments or transfer any of your Unadjusted Account Value to or from the Bond Sub-account.

■

The Secure Value Account is not a Permitted Sub-account. You may not allocate Purchase Payments or transfer any of your Unadjusted Account Value to or from the Secure Value Account. In addition, the formula will not transfer Unadjusted Account Value to or from the Secure Value Account.

■

While you are not notified before a transfer occurs to or from the Bond Sub-account, you will receive a confirmation statement indicating the transfer of a portion of your Unadjusted Account Value either to or from the Bond Sub-account. Your confirmation statements will be detailed to include the effective date of the transfer, the dollar amount of the transfer and the Permitted Sub-accounts the funds are being transferred to/from. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

■	Not make any transfer between the Permitted Sub-accounts and the Bond Sub-account; or
■	If a portion of your Unadjusted Account Value was previously allocated to the Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or
■	Transfer a portion of your Unadjusted Account Value in the Permitted Sub-accounts and the DCA MVA Options to the Bond Sub-account.
■

If you make additional Purchase Payments to your Annuity, 10% of the additional Purchase Payments will be allocated to the Secure Value Account and the balance will be allocated to the Permitted Sub-accounts and subject to the formula. Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not choose to allocate Account Value, such as the AST Investment Grade Bond Sub-account.

■

Additional Purchase Payments allocate Unadjusted Account Value to the Secure Value Account but not to the Bond Sub-account. This means that additional Purchase Payments could adjust the ratio calculated by the formula and may result in Unadjusted Account Value being transferred either to the Permitted Sub-accounts or to the Bond Sub-account.

■

If you make additional Purchase Payments to your Annuity during a time when the 90% cap has suspended transfers to the Bond Sub-account, the formula will not transfer any of such additional Purchase Payments to the Bond Sub-account at least until there is first a transfer out of the Bond Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the Bond Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the Bond Sub-account (at least until there is first a transfer out of the Bond Sub-account).

■	If you are participating in Highest Daily Lifetime Income v3.0 and you are also participating in the 6 or 12 Month DCA Program, the following rules apply:
■	DCA MVA Options are considered “Permitted Sub-accounts” for purpose of the Target Ratio calculation (“L”) described above.
■	The formula may transfer amounts out of the DCA MVA Options to the Bond Sub-account if the amount allocated to the other Permitted Sub-accounts is insufficient to cover the amount of the transfer.
■

The transfer formula will not allocate amounts to the DCA MVA Options when there is a transfer out of the Bond Sub-account . Such transfers will be allocated pro-rata to the variable Sub-accounts, excluding the Bond Sub-account.

■	A Market Value Adjustment is not assessed when amounts are transferred out of the DCA MVA Options under the transfer formula.

Additional Tax Considerations

If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for

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Please note that if you elect Spousal Highest Daily Lifetime Income v3.0, your Account Value is not guaranteed, can fluctuate and may lose value.

You may also participate in the 6 or 12 Month Dollar Cost Averaging Program if you elect Spousal Highest Daily Lifetime Income v3.0, subject to the 6 or 12 Month DCA Program’s rules. See the section of this prospectus entitled “6 or 12 Month Dollar Cost Averaging Program” for details. No Long-Term MVA Option is permitted if you elect any optional living benefit.

Election of and Designations under the Benefit

Spousal Highest Daily Lifetime Income v3.0 can only be elected based on two designated lives. Designated lives must be natural persons who are each other’s spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime Income v3.0 only may be elected if the Owner, Annuitant, and Beneficiary designations are as follows:

■

One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner’s spouse. Each Owner/Annuitant and the Beneficiary must be at least 50 years old at the time of election; or

■

Co-Annuity Owners, where the Owners are each other’s spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. Each Owner must be at least 50 years old at the time of election; or

■

One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Each of the Annuitant and the Contingent Annuitant must be at least 50 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows: (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit. However, if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. A change in designated lives will result in cancellation of Spousal Highest Daily Lifetime Income v3.0. If the designated lives divorce, Spousal Highest Daily Lifetime Income v3.0 may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage. Our current administrative procedure is to treat the division of an Annuity as a withdrawal from the existing Annuity. The non-owner spouse may then decide whether he or she wishes to use the withdrawn funds to purchase a new Annuity, subject to the rules that are current at the time of purchase.

Remaining Designated Life: A Remaining Designated Life must be a natural person and must have been listed as one of the spousal designated lives when the benefit was elected. A spousal designated life will become the Remaining Designated Life on the earlier of the death of the first of the spousal designated lives to die, provided that they are each other’s spouses at that time, or divorce from the other spousal designated life while the benefit is in effect. That said, if a spousal designated life is removed as Owner, Beneficiary, or Annuitant due to divorce, the other spousal designated life becomes the Remaining Designated Life when we receive notice of the divorce, and any other documentation we require, in Good Order. Any new Beneficiary(ies) named by the Remaining Designated Life will not be a spousal designated life.

Key Features and Examples

Descriptions and examples of the key features of the optional living benefit are set forth below. The examples are provided only to illustrate the calculation of various components of the optional living benefit. These examples do not reflect any of the fees and charges under the Annuity.

Protected Withdrawal Value

The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraphs.

Before you take your first Lifetime Withdrawal, your Protected Withdrawal Value is calculated using your “Periodic Value.” Your “Periodic Value” is initially equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value, as detailed below.

During the first 10 benefit years and before you take your first Lifetime Withdrawal, the Periodic Value is the greater of:

■

the Periodic Value for the immediately preceding business day (the “Prior Valuation Day”) appreciated at the daily equivalent of the Roll-Up Rate during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day, plus the amount of any Purchase Payments made on the Current Valuation Day, reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day (as described in “Non-Lifetime Withdrawal Feature” below); and

■	the Unadjusted Account Value on the Current Valuation Day.

Example of Calculating Your Periodic Value Before Your First Lifetime Withdrawal, On or Before the 10th Anniversary of the Benefit Effective Date

Assume: (1) you elected Spousal Highest Daily Lifetime Income v3.0 effective February 10; (2) the applicable Roll-Up Rate is 5%; (3) on February 13, you make an additional Purchase Payment of $50,000, and (4) your Unadjusted Account Value is as shown below.

Note: all numbers are rounded to the nearest dollar for the purpose of this example

Date	Unadjusted Account Value
February 10	$150,000
February 11	$149,500
February 12	$150,500
February 13*	$200,150

*	- Includes the value of the additional Purchase Payment

Periodic Value on February 10	$150,000

Periodic Value on February 11 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,000 * (1.05)(1/365) =	$150,020
(2) Unadjusted Account Value =	$149,500

Periodic Value on February 11	$150,020

Periodic Value on February 12 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,020 * (1.05)(1/365) =	$150,040
(2) Unadjusted Account Value =	$150,500

Periodic Value on February 12	$150,500

Periodic Value on February 13 is the greater of:
(1) Periodic Value for the immediately preceding business day appreciated at the daily equivalent of 5% annually $150,500 * (1.05)(1/365) = $150,520 plus the Purchase Payment of $50,000 =	$200,520
(2) Unadjusted Account Value =	$200,150

Periodic Value on February 13	$200,520

After the first 10 benefit years but before you take your first Lifetime Withdrawal, the Roll-Up Rate will no longer increase your Periodic Value, and your Protected Withdrawal Value will be the greater of:

■

the Periodic Value for the Prior Valuation Day, plus the amount of any additional Purchase Payments made on the Current Valuation Day, reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day ; and

■	the Unadjusted Account Value on the Current Valuation Day.

Because the daily appreciation of the Roll-Up Rate ends after the 10th anniversary of the benefit effective date, you should carefully consider when it is most appropriate for you to begin taking withdrawals under the benefit.

Example of Calculating Your Periodic Value Before Your First Lifetime Withdrawal, After the 10th Anniversary of the Benefit Effective Date

Assume: (1) the 10th anniversary of the date you elected Spousal Highest Daily Lifetime Income v3.0 was February 10; (2) on March 10, your Periodic Value is $300,000; (3) on March 13, you make an additional Purchase Payment of $25,000; and (4) your Unadjusted Account Value is as shown below.

Note: all numbers are rounded to the nearest dollar for the purpose of this example

Date	Unadjusted Account Value
March 11	$299,500
March 12	$300,750
March 13*	$325,400

*	- Includes the value of the additional Purchase Payment

Periodic Value on March 10	$300,000

Periodic Value on February 11 is the greater of:
(1) Periodic Value for the immediately preceding business day =	$300,000
(2) Unadjusted Account Value =	$299,500

Periodic Value on March 11	$300,000

Periodic Value on March 12 is the greater of:
(1) Periodic Value for the immediately preceding business day =	$300,000
(2) Unadjusted Account Value =	$300,750

Periodic Value on March 12	$300,750

Periodic Value on March 13 is the greater of:
(1) Periodic Value for the immediately preceding business day ($300,750) plus the Purchase Payment of $25,000 =	$325,750
(2) Unadjusted Account Value =	$325,400

Periodic Value on March 13	$325,750

After you take your first Lifetime Withdrawal, your Protected Withdrawal Value will be the greater of:

■	the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments and reduced for subsequent Lifetime Withdrawals; and
■

the highest daily Unadjusted Account Value upon any step-up, increased for additional Purchase Payments and reduced for subsequent Lifetime Withdrawals (see “Highest Daily Auto Step-Up” later in this section).

Withdrawal Percentages and Roll-Up Rate

Withdrawal Percentages are used to calculate your Annual Income Amount at the time of your first Lifetime Withdrawal. Withdrawal Percentages are also applied to any additional Purchase Payments you make and used to determine whether any Highest Daily Auto Step-Up will occur (see “Highest Daily Auto Step-Up” later in this section).

The Roll-Up Rate is the guaranteed compounded rate of return credited to your Protected Withdrawal Value until your first Lifetime Withdrawal or the earlier of your first Lifetime Withdrawal and the 10th benefit anniversary. If you begin taking withdrawals prior to your 10th benefit anniversary, the Roll-Up Rate will no longer increase your Protected Withdrawal Value.

We declare the current Withdrawal Percentages and Roll-Up Rate that will apply to your Annuity. The current Withdrawal Percentages and Roll-Up Rate are set forth in the applicable Rate Sheet Prospectus Supplement that must accompany this prospectus. Once the Withdrawal Percentages and Roll-Up Rate for your Annuity are established, they will not change while the benefit is in effect. If you terminate and later re-elect the optional living benefit, the Withdrawal Percentages and Roll-Up Rate in effect at the time you re-elect the optional living benefit will apply to your new benefit.

In order to receive the Withdrawal Percentages and Roll-Up Rate applicable for any specific time period, your application must be signed within that time period. We must also receive your application in Good Order within 15 calendar days of the date you sign it, and your Annuity must be funded within 45 calendar days of the date you sign your application. If these conditions are not met, your application will be considered Not in Good Order. If you decide to proceed with the purchase of the Annuity, further paperwork will be required to issue the Annuity with the Withdrawal Percentages and Roll-Up Rate in effect at that time.

Annual Income Amount

The Annual Income Amount is the annual amount of income for which you are eligible for life under Spousal Highest Daily Lifetime Income v3.0. The Annual Income Amount is equal to the Withdrawal Percentage applicable to the younger designated life’s age at the time of the first Lifetime Withdrawal multiplied by the Protected Withdrawal Value at the time of the first Lifetime Withdrawal. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. The Annual Income Amount does not reduce in subsequent Annuity Years, unless you take a withdrawal of Excess Income as described below. Any additional Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime Income v3.0 and subsequent to the first Lifetime Withdrawal will immediately increase the then-existing Annual Income Amount by an amount equal to the additional Purchase Payment multiplied by the applicable Withdrawal Percentage based on the age of the younger designated life at the time of the first Lifetime Withdrawal.

The amount of any applicable CDSC and/or tax withholding will be included in your withdrawal amount to determine whether your withdrawal is a withdrawal of Excess Income.

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If you request a gross withdrawal, the amount of any CDSC and/or tax withholding will be deducted from the amount you actually receive. This means you will receive less than you requested. In this instance, in order to avoid a withdrawal of Excess Income, you cannot request an amount that would result in cumulative withdrawals in that Annuity Year exceeding your Annual Income Amount.

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If you request a net withdrawal, the amount of any CDSC and/or tax withholding will be deducted from your Unadjusted Account Value. This means that an amount greater than the amount you requested will be deducted from your Unadjusted Account Value. In this instance, in order to avoid a withdrawal of Excess Income, the amount you request plus the amount of any applicable CDSC and/or tax withholding cannot cause cumulative withdrawals in that Annuity Year to exceed your Annual Income Amount. If you request a net withdrawal, you are more likely to take a withdrawal of Excess Income than if you request a gross withdrawal.

CONFIDENTIAL TREATMENT REQUESTED BY PRUDENTIAL POST-EFFECTIVE AMENDMENT NO. 2, 333-184887

with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life. The obligations under the Annuities are those of Pruco Life, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

In addition to rights that we specifically reserve elsewhere in this prospectus, we reserve the right to perform any or all of the following:

■	offer new Sub-accounts, eliminate Sub-Accounts, substitute Sub-accounts or combine Sub-accounts;
■	close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates;
■	combine the Separate Account with other “unitized” separate accounts;
■	deregister the Separate Account under the Investment Company Act of 1940;
■	manage the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;
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make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act of 1933, the Securities Act of 1934, the Investment Company Act of 1940, or any other changes to the Securities and Exchange Commission’s interpretation thereof;

■	establish a provision in the Annuity for federal income taxes if we determine, in our sole discretion, that we will incur a tax as the result of the operation of the Separate Account;
■	make any changes required by federal or state laws with respect to annuity contracts; and
■	to the extent dictated by any underlying portfolio, impose a redemption fee or restrict transfers within any Sub-account.

We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

With the MVA Options, we use a separate account of Pruco Life different from the Pruco Life Flexible Premium Variable Annuity Account discussed above. This separate account is not registered under the Investment Company Act of 1940. Moreover, you do not participate in the appreciation or depreciation of the assets held by that separate account.

The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The general account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

Service Fees Payable to Pruco Life

Pruco Life and our affiliates receive substantial payments from certain underlying portfolios and/or related entities. Those payments may include Rule 12b-1 fees, administrative services fees and “revenue sharing” payments. Rule 12b-1 fees compensate our affiliated principal underwriter for a variety of services, including distribution services. Administrative services fees compensate us for providing administrative services with respect to Owners invested indirectly in the portfolio, including recordkeeping services and the mailing of prospectuses and reports. We may also receive “revenue sharing” payments, which are payments from investment advisers or other service providers to the portfolios. Some fees, such as Rule 12b-1 fees, are paid directly by the portfolio. Some fees are paid by entities that provide services to the portfolios. The existence of these payments may increase the overall cost of investing in the portfolios. Because these payments are made to Pruco Life and our affiliates, allocations you make to the underlying portfolios benefit us financially. In selecting portfolios available under the Annuity, we consider the payments made to us.

Effective February 25, 2013, most AST Portfolios adopted a Rule 12b-1 fee. Prior to that fee, most AST Portfolios had an administrative services fee. The Rule 12b-1 fee compensates our affiliate for distribution and administrative services. We also receive “revenue sharing” payments from the advisers to the underlying portfolios. As of March 1, 2013, the maximum combined fees and revenue sharing payments we receive with respect to a portfolio are equal to an annual rate of 0.50% the average assets allocated to the portfolio under the Annuity. We expect to make a profit on these fees and payments.

In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or

PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITIES v3.0

PRUCO LIFE INSURANCE COMPANY

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

PRUCO LIFE of NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Supplement dated [Date 1]

To

Prospectuses dated February 10, 2014

This Rate Sheet Prospectus Supplement (this “Supplement”) should be read and retained with the prospectus for the Premier Retirement Variable Annuities. If you would like another copy of the current prospectus, please call us at 1-888-PRU-2888.

We are issuing this Supplement to provide the Roll-up Rate and Withdrawal Percentages that we are currently offering. This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Premier Retirement Variable Annuities Prospectus.

The rates below apply for applications signed between [Date 1] and [Date 2]

The Roll-up Rate and Withdrawal Percentages may be different than those listed below for Applications signed on or after [Date 2]. Also, it is possible for a new Rate Sheet Prospectus Supplement to be filed prior to [Date 2], which would supersede this Supplement. Please visit www.PrudentialAnnuities.com/investor/prospectuses or work with your Financial Professional to confirm the most current rates.

Roll-up Rate:

Withdrawal Percentages

The Withdrawal Percentages are based on the age of the Annuitant at the first Lifetime Withdrawal, or the age of the younger spouse at first Lifetime Withdrawal if electing a spousal version, according to the following tables listed below:

Ages	Single Percentage	Spousal Percentage
50 – 54
55 – 59
60 – 64
65 – 84
85+

Please note: In order for you to receive the Roll-up Rate and Withdrawal Percentages reflected above, your application or benefit election form must be signed within the time period disclosed above. From the date you sign your application or benefit election form, we must also receive that paperwork in Good Order within 15 calendar days, and for new purchases the annuity must be funded within 45 calendar days. If these conditions are not met, and you decide to proceed with the purchase of the annuity, additional paperwork will be required to issue the contract with the applicable rates in effect at that time.

Subject to the rules stated above, it is important to note that if either (1) the Roll-up Rate; and/ or (2) the Withdrawal Percentages (collectively the “set of rates”) that we are currently offering on the effective date of the benefit is higher we were offering on the date you signed the applicable paperwork and neither the Roll-up Rate nor any Withdrawal Percentages have decreased, you will receive that higher set of rates. If any rates have decreased when we compare the set of rates that we were offering on the day you signed your paperwork to the set of rates that we are offering on the effective date of the benefit, your contract will be issued with the set of rates that were in effect on the day you signed your paperwork.